IVANHOE MINES LTD.

Renewal Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2003

DATED APRIL 30, 2004

Forward-Looking Statements

Certain statements contained in this Annual Information Form that are not statements of historical fact constitute forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, and other statements which are not historical facts. When used in this document, the words such as “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability to obtain project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth herein under “Risk Factors”.

Currency and Exchange Rates

In this Annual Information Form, all funds are quoted in United States dollars unless otherwise indicated. References to “$” and “US$” are to United States dollars, references to “Cdn$” are to Canadian dollars and references to “Aus$” are to Australian dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:

(Stated in Canadian dollars)

	Year Ended December 31
	2003	2002	2001	2000	1999
End of period	1.2924	1.5796	1.5928	1.4995	1.4440
High for the period	1.5777	1.6184	1.6052	1.5601	1.5302
Low for the period	1.2839	1.5155	1.4901	1.4349	1.4440
Average for the period	1.40146	1.5703	1.5484	1.4859	1.4858

The Bank of Canada noon buying rate on April 29, 2004 for the purchase of one United States dollar using Canadian dollars was Cdn$1.3696 (one Canadian dollar on that date equalled US$0.7301).

The Bank of Canada noon buying rate on December 31, 2003 and April 29, 2004, respectively, for the purchase of one United States dollar using Australian dollars was Aus$1.3281 and Aus$1.3886 (one Australian dollar on those dates equalled US$0.7529 and US$0.7201, respectively).

Defined Terms and Abbreviations

Throughout this AIF, there are a terms that are defined in the document and used only in the relevant section in which they are defined. There are also a number of defined terms and abbreviations that are used consistently throughout the document as follows:

“AAJV” means AMEC Ausenco Joint Venture, a joint venture of AMEC and Ausenco;

“ABM” means ABM Mining Limited;

“AMEC” means AMEC E&C Services Ltd.;

“ASG” means Asia Gold Corp.;

“au” means gold;

“Ausenco” means Ausenco Limited;

“BHP Earn-in Agreement” means a May 2000 earn-in agreement between IVN and BHP Exploration in respect of the Oyu Tolgoi property;

“BHP Exploration” means BHP Minerals International Exploration Inc.;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Standards” means CIM Standards on Mineral Resources and Mineral Reserve Guidelines;

“Corporation” means Ivanhoe Mines Ltd.;

“cu” means copper;

“CuEq” means copper equivalent grade;

“February 2003 Technical Report” means a technical report on the Oyu Tolgoi Project dated February 2003 prepared by AMEC;

“G&A” means general and administrative costs;

“g/t” means grams per tonne;

“Goldamere” means Goldamere Pty. Ltd.;

“Hugo North” means the northern portion of the Hugo Dummett deposit;

“Hugo South” means the southern portion of the Hugo Dummett deposit;

“IMMI” means Ivanhoe Mines Mongolia Inc. XXK;

“IP” means induced polarization;

“IRR” means internal rate of return;

“IVN” means Ivanhoe Mines Ltd;

“IVN Group” means, collectively, the Corporation and its subsidiaries or a group of subsidiaries, as the context requires;

“Jinshan” means Jinshan Gold Mines Inc.;

“JORC Code” means the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves;

“km” means kilometres;

“km2” means square kilometres;

“lb” means pound;

“Letpadaung Report” means a report prepared by Ausenco in January 2003 to expand mining operations on the Monywa Copper Project to the Letpadaung deposit;

“LME” means London Metal Exchange;

“m” means metres;

“MEL” means Mongolian mineral exploration license;

“Monywa JVCo” means Myanmar Ivanhoe Copper Company Limited;

“NI 43-101” means National Instrument 43-101 of the Canadian Securities Administrators;

“NI 44-101” means National Instrument 44-101 of the Canadian Securities Administrators;

“November 2003 Technical Report” means a technical report on the Oyu Tolgoi Project dated November 2003 prepared by AMEC;

“NPV” means net present value;

“oz” means ounce;

“Preliminary Assessment Report” means a technical report on the Oyu Tolgoi Project dated January 2004 prepared by AAJV;

“RC” means reverse circulation;

“SAG” means semi-autogenous mill;

“SX-EW” means solvent extraction electrowinning;

“tpy” means tonnes per year; and

“UBS” means UBS Australia Ltd.

Conversion Factors

For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 kilometre	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

Glossary of Geological and Mining Terms

andesite: a dark-coloured, fine grained extrusive rock.

anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

assay: the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

breccia: rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

chalcocite: a form of copper mineral ore that generally contains a high copper content.

chalcopyrite: a form of copper mineral ore that generally contains a low copper content.

concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.

concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

covellite: a supergene mineral found in copper deposits; a source of copper.

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.

dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

dacitic: fine grained extrusive rock having the same general composition as andesite, but with less plagioclase and more quartz.

dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

DTR: means “Davis Tube Recovery”, which is a measure of the percentage of magnetite mineral that will be recovered into concentrate from a magnetite ore. The iron content of pure magnetite is approximately 72%. Accordingly, to determine the iron content of a magnetite ore from a DTR grade, multiply the grade by 0.72.

electrowinning: recovery of a metal from an ore by means of electro-chemical processes.

fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.

flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

gangue: valueless rock or mineral material in ore.

heap leaching: a process whereby valuable metals are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and are collected from a sloping, impermeable liner.

hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.

HQ: diamond drilling equipment that produces a 63.5 millimetre core diametre.

igneous rock: rock which is magmatic in origin.

indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

leach: to dissolve minerals or metals out of ore with chemicals.

measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.

NQ: diamond drilling equipment that produces a 47.5 millimetre core diametre.

ore reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.

porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained ground mass.

probable ore reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven ore reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PQ: diamond drilling equipment that produces an 85 millimetre core diametre.

qualified person: an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

quartz monzodiorite: plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.

schist: a strongly foliated crystalline rock which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).

scoping study: the first level of a study performed on a mineral deposit to determine its economic viability.

shear zone: a tabular zone of rock which has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. Shear zones can be mineralized with ore-forming solutions.

stock: an irregular, metalliferous mass in a rock formation.

strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.

sulphides: compounds of sulphur with other metallic elements.

supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

SX-EW processing: solvent extraction and electrowinning processing. Recovery of a metal from an ore by means of acid leaching and organic extraction, combined with electro-chemical processes.

tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

tuffs: a general term used for all consolidated pyroclastic rocks.

vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

vug: a small cavity in a vein or rock usually lined with crystals.

ITEM 2: CORPORATE STRUCTURE

Name and Incorporation

IVN was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994 the Corporation changed its name to Indochina Goldfields Ltd. In March 1994 the Corporation increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995 the Corporation was continued under the Business Corporations Act (Yukon). In July 1997 the Corporation increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. In June 1999 the Corporation changed its name to Ivanhoe Mines Ltd.

The Corporation’s North American headquarters are located at 654 — 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1. The Corporation’s Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation’s registered office is located at 300 — 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Subsidiaries and Management Structure

The corporate structure of the Corporation, its active subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by the Corporation and the jurisdiction of incorporation of such corporations as at December 31, 2003 are set out in the following chart.

Note:	All subsidiaries are wholly-owned unless otherwise indicated “BVI” means British Virgin Islands

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Overview

IVN is an international mineral exploration and development company. The IVN Group holds interests in mineral resource properties in Mongolia, Myanmar, Australia, China, South Korea, Kazakhstan and Vietnam. The IVN Group also holds equity investments in Jinshan Gold Mines Inc. (formerly Pacific Minerals Inc.), Asia Gold Corp. and Olympus Pacific Minerals Inc., each of which has their common shares listed on the TSX Venture Exchange, and Intec Ltd., which has its ordinary shares listed on the Australian Stock Exchange.

The IVN Group’s principal mineral resource properties are the Oyu Tolgoi gold and copper exploration project (the “Oyu Tolgoi Project”) in Mongolia, the Monywa copper project (the “Monywa Copper Project”) in Myanmar and the Savage River iron ore mine (the “Savage River Project”) in Tasmania, Australia. The IVN Group holds a 100% interest in the Oyu Tolgoi Project and the Savage River Project and a 50% interest in the Monywa Copper Project.

Three Year History

     2001

IVN’s activities during 2001 were focussed primarily on exploring the Oyu Tolgoi Project and assessing the nature and scope of a series of copper and gold deposits on the property. IVN acquired its interest in the Oyu Tolgoi Project in May 2000 through the BHP Earn-in Agreement with BHP Exploration. Under the terms of the BHP Earn-in Agreement, the Corporation was required to incur a minimum of $3,000,000 in initial exploration expenditures and, upon completing such expenditures, to pay BHP Exploration a total of $5,000,000 in order to earn a 100% interest in the project. Thereafter, the Corporation was required to incur an additional $3,000,000 in subsequent exploration expenditures. Between May 2000 and December 2001, IVN completed more than 25,000 m of drilling on the property. During 2001, the Corporation incurred exploration and other expenditures on the Oyu Tolgoi Project of approximately $3.4 million.

2001 was a difficult year for the Savage River Project. A global slowdown in the steel industry during 2001 severely reduced demand for iron ore pellets. This unexpected downturn depressed prices and resulted in the cancellation of several orders for iron ore pellets. These unforeseen developments adversely affected the project’s economic performance and results and contributed to a $54 million write-down in the value of the project assets. With no immediate prospect for an early recovery in demand for iron ore pellets, the project’s management undertook a series of initiatives aimed at cutting costs and restructuring the project’s mine plan and financing arrangements. In the second half of 2001, management initiated negotiations with Savage River’s existing project lenders to restructure its currency hedging program and project debt facilities.

During 2001, the Corporation raised approximately $16.3 million to fund its exploration and other corporate development activities through a series of public and private equity financings, resulting in the issuance of approximately 15.2 million additional common shares. At the end of 2001, entities controlled by IVN’s Chairman Robert M. Friedland exercised their contractual rights to convert approximately $29.1 million in loans to the Savage River Project into 30,625,000 common shares of the Corporation.

     2002

During the first quarter of 2002, IVN completed the expenditures necessary to earn its interest in the Oyu Tolgoi Project and paid $5 million to BHP Exploration in order to complete its acquisition of a 100% interest in the project. BHP Exploration retained a 2% net smelter returns royalty and certain back-in rights which became exercisable if, prior to the completion of the subsequent $3 million exploration program mandated by the earn-in agreement, mineralization meeting certain contractually defined parameters was identified. Depending on the quantity of mineralization identified, and the means by which it was amenable to extraction, BHP Exploration would be entitled to back-in to either a 40% or a 60% participating interest in the project. In either case, BHP would have been required to relinquish its 2% net smelter returns royalty and pay to Ivanhoe an amount equal to three times the amount of exploration expenditures incurred. BHP Exploration’s back-in rights expired in June 2002.

In March 2002, AMEC completed an initial resource estimate for the Oyu Tolgoi Project. AMEC estimated an inferred mineral resource of 587.7 million tonnes, grading 0.53 grams per tonne of gold and 0.41% copper above a cut-off grade of 0.3% copper equivalent. The copper equivalent cut-off grade was established at an assumed recovery of 100% of both gold and copper and prices of US$300 per ounce for gold and US$0.80 per pound for copper. Throughout the year, the Corporation continued its extensive drilling and other exploration activities at the Oyu Tolgoi Project and carried out a substantial reconnaissance and property acquisition program in the South Gobi region of Mongolia. During 2002, the Corporation spent approximately $30 million in Mongolia, including $18 million at the Oyu Tolgoi Project.

In September 2002, negotiations between IVN’s subsidiary ABM and UBS, the project lender to the Savage River Project, to restructure the project’s finances culminated in an agreement whereby ABM indirectly acquired approximately Aus$74.9 million ($41 million) of project debt obligations owed to UBS by ABM’s wholly-owned subsidiary Goldamere Pty. Ltd. (the owner and operator of the Savage River Project), in consideration for a cash payment by ABM to UBS of Aus$15 million ($8.2 million). The transaction had the effect of reducing current and long term liabilities on IVN’s consolidated balance sheet by approximately $41 million and resulted in a non-cash gain for the 2002 fiscal year of approximately $32.5 million. Following the restructuring of the project debt and a revision to the Savage River mine plan, IVN undertook a further review of the carrying value of the Savage River Project and recorded an additional write-down of $18 million for the 2002 fiscal year.

During 2002 and through January 2003, the Corporation raised approximately $113.8 million to fund its exploration and other corporate development activities through a series of public and private equity financings, resulting in the issuance of approximately 49.4 million additional common shares.

     2003

In February 2003, AMEC completed an updated independent resource estimate for the Oyu Tolgoi Project based on extensive additional drilling carried out after March 2002. The updated estimate covered the four principal exploration zones of the Oyu Tolgoi Project, known as Southwest Oyu, Central Oyu, South Oyu and Far North Oyu. AMEC estimated inferred mineral resources of approximately 1.60 billion tonnes, grading 0.63% copper and 0.17 g/t of gold at a 0.30% copper equivalent cut-off grade. AMEC estimated indicated mineral resources at Southwest Oyu of an additional 509 million tonnes grading 0.40% copper and 0.59 g/t of gold at a 0.30% copper equivalent cut-off grade. IVN also retained AMEC and Ausenco to prepare scoping and pre-feasibility studies of the Oyu Tolgoi Project in order to consider a range of mining, processing, infrastructure, development alternatives and varying production rates.

In July 2003, AMEC completed a further updated estimate of resources in the Far North zone of the Oyu Tolgoi Project. Based on drilling undertaken after February 2003, AMEC estimated an inferred resource at Far North Oyu of 642.8 million tonnes, grading 1.19% copper and 0.10 g/t of gold, at a 0.60% copper equivalent cut off, containing approximately 7.66 million tonnes (16.9 billion pounds) of copper and 2.1 million ounces of gold. AMEC further updated and increased its inferred resource estimate for Far North Oyu (renamed the Hugo Dummett Deposit) in November 2003 to 1.36 billion tonnes, grading 1.04% copper and 0.15 g/t of gold, at a 0.40% copper equivalent cut off, containing approximately 14.14 million tonnes (31.2 billion pounds) of copper and 6.43 million ounces of gold.

In November 2003, IVN reached an agreement with BHP Exploration to purchase BHP Exploration’s 2% net smelter returns royalty in respect of the Oyu Tolgoi Project. The purchase price was $37 million, payable in two installments. The first installment of $17 million was paid in November 2003 and the second $20 million installment was paid in February 2004.

In December 2003, IVN purchased $50 million of treasury bills issued by the Government of Mongolia. The treasury bills, which are denominated in U.S. dollars, bear interest at 3% per year and mature on December 31 2004, were issued as part of the Government’s initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation. IVN funded the purchase of the Mongolian treasury bills from the proceeds of a $100 million underwritten offering of common shares and share purchase warrants completed in December 2003.

During 2003, the Corporation raised approximately $214.7 million to fund its exploration and other corporate development activities through a series of public and private equity financings, including the $100 million underwritten equity offering referred to above, resulting in the issuance of approximately 46.9 million additional common shares and share purchase warrants exercisable to purchase an additional 12 million common shares. In November 2003, the Corporation’s common shares commenced trading on the Nasdaq Stock Market.

     2004 To Date

In January 2004, John Macken was appointed President of IVN with the primary task of overseeing construction of a mine at the Oyu Tolgoi Project. Mr. Macken had a 19 year career with Freeport McMoran Copper and Gold. He spent 13 of those years with that company’s operating unit in Indonesia, culminating in the position of Executive Vice-President and General Manager of the Grasberg mining complex, the world’s single largest copper and gold mine.

In February 2004, IVN completed the Preliminary Assessment Report, a scoping study in respect of the Oyu Tolgoi Project, with the assistance of AMEC and Ausenco. The scoping study examined development alternatives based on three different production scenarios. The three development concepts involve, respectively, a full-scale development in one step with a start-up production rate of 40 million tpy, a two stage build-out option involving the initial development of open pits at the Southwest Oyu and Central Oyu deposits and a start-up production rate of 17 to 20 million tpy followed by an expansion to 40 million tpy through a large open pit at the Hugo South deposit and underground block-caving at the Hugo North deposit and, finally, a stand-alone development of open pits at the Southwest Oyu and Central Oyu deposits and a start-up production rate of 17 to 20 million tpy. The stand-alone development option is viewed by IVN as the first stage in a what would ultimately be a two stage development in which IVN could, depending on future variables including prevailing copper and gold prices and favourable fiscal and tax concessions from the Government of Mongolia, partially self-finance the second stage expansion of the project using internally generated cash flow. A series of financial analyses was also completed on the development alternatives, including modeling of cash flow, NPV and IRR over the course of the project and a sensitivity analysis to determine the economic effects of such variable factors as capital, operating costs, smelting and refining costs and gold and copper prices. See “ITEM 4. NARRATIVE DESCRIPTION OF BUSINESS — Oyu Tolgoi Gold and Copper Project, Mongolia — Preliminary Assessment Report”.

Outlook

IVN expects that, for the foreseeable future, it will concentrate most of its business activities and financial resources in Mongolia with a particular focus on the Oyu Tolgoi Project. IVN is engaged in discussions with a working group of Mongolian government representatives aimed at reaching a long-term stability agreement establishing the critical terms and conditions that will apply to the Oyu Tolgoi Project during its development and operational phases. IVN believes that such an agreement (or lack thereof) will have a material impact on the Corporation’s ability to obtain the financing necessary to develop the project. The stability agreement that IVN is seeking from the Mongolian government is expected to address tax and fiscal issues, as well as other matters including cross-border and import/export issues and confirmation of appropriate mining, land and water licence tenures and infrastructure necessary to carry out all exploration, mining, milling, processing and related activities over the life of the project. No assurances can be given as to when, or if, IVN’s discussions with the Mongolian government will culminate in a stability agreement, that such global stability agreement, if and when obtained, will contain all of the terms and conditions IVN considers necessary or desirable to facilitate development of the project or that such terms and conditions will be, in all material respects, favourable to IVN.

The Corporation will continue to explore opportunities to rationalize non-core assets in order to maximize value and generate, or otherwise preserve, cash. Alternatives to be explored may include the outright or partial sale of certain assets, joint venture arrangements with third parties in respect of particular projects or the reorganization of certain assets within distinct corporate entities for the purpose of creating one or more separate economic enterprises that would be spun off to the Corporation’s shareholders. The proceeds, if any, from the sale of non-core assets would likely be used to finance development activities at the Oyu Tolgoi Project. IVN is continuing to explore the possibility of allowing one or more strategic partners to acquire a position of minority participation in the Oyu Tolgoi Project as another alternative for advancing its development. No assurances can be given as to when or if any such transaction or series of transactions will take place or that any such transaction or series of transactions will be of an economic magnitude sufficient to materially advance IVN’s development objectives for the Oyu Tolgoi Project.

The Corporation continues to rely on capital markets (and in particular, equity markets) to generate the financial resources it needs to fund its exploration activities and expects, in 2004 and thereafter, to require continued access to capital markets in order to advance the development of the Oyu Tolgoi Project. IVN does not expect to receive any cash distributions during 2004 from the Monywa Copper Project or the Savage River Project, its two producing mines. Any surplus cash generated by these projects will be used to either repay project debt or other project-specific third party commitments or to expand existing operating mine capacity. Capital markets are subject to significant volatilities and uncertainties and IVN’s ability to access capital markets, as and when needed or at all, may be adversely affected by factors beyond IVN’s control. The inability to access capital markets on a timely basis would likely have a materially adverse impact on IVN’s ability to fully develop and maximize the economic potential of the Oyu Tolgoi Project and to pursue other valuable business opportunities.

Risk Factors

There can be no assurance that IVN will be capable of raising the additional funding that it needs to carry out its development and exploration objectives.

The further development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which it holds interests depends upon IVN’s ability to obtain financing through capital markets, sales of non-

core assets or other means. There is no assurance that IVN will be successful in obtaining financing as and when needed. Depressed markets for precious and base metals may make it difficult or impossible for IVN to obtain debt financing or equity financing on favourable terms or at all. IVN operates in a region of the world that is prone to economic and political upheaval and certain mineral properties held by IVN are located in politically and economically unstable countries, which may make it more difficult for IVN to obtain debt financing from project lenders. IVN must arrange significant project financing for development of the Oyu Tolgoi Project. Failure to obtain additional financing on a timely basis may cause IVN to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.

IVN may be unsuccessful in obtaining the taxation and fiscal concessions and legal and investor protection assurances it is seeking from the Government of Mongolia in its negotiations for a stability agreement in respect of the Oyu Tolgoi Project.

Certain concessions and accommodations that IVN is seeking from the Government of Mongolia respecting taxation, fiscal, legal and other matters germane to the development and operation of the Oyu Tolgoi Project are inconsistent with, or not recognized by, the prevailing laws of Mongolia and the Government may be unable or unwilling to take the executive or legislative action necessary in order to grant all of the concessions and accommodations sought by IVN. Until the stability agreement negotiations are concluded, it is impossible to predict to what extent IVN will be successful in obtaining those concessions and accommodations regarded by management as key to the economic viability of the Oyu Tolgoi Project nor the degree to which IVN’s success or failure in obtaining such concessions and accommodations will affect IVN’s ability to finance the development of the project. It is likely that the outcome of these negotiations will have a material impact upon IVN’s prospects for successfully developing the Oyu Tolgoi Project.

The Government of Mongolia treasury bills held by IVN may remain illiquid beyond the stated maturity date

In conjunction with IVN’s purchase of Government of Mongolia treasury bills, the Government furnished IVN with written assurances that Mongolia has never defaulted on its obligations in respect of any of its previously issued treasury bills. However, Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that IVN will be able to readily convert the treasury bills into cash on December 31 2004, the stated maturity date, and the inability to do so could have a material adverse impact on IVN’s cash position.

The mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established.

The mineral resources identified to date on the Oyu Tolgoi Project are not mineral reserves and do not have demonstrated economic viability. There can be no assurance that mineral reserves will be identified on the property. The feasibility of mining from the Oyu Tolgoi Project has not been, and may never be, established.

There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on metal prices. Any material change in the quantity of its reserves, resources, grades or stripping ratio may affect the economic viability of a particular property. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility.

The Oyu Tolgoi Project is located in an extremely remote area which lacks basic infrastructure, including sources of power, water, housing, food and transport. While IVN has established the limited infrastructure necessary to conduct exploration activities, it would need to establish substantially greater sources of power, water, physical plant and transport infrastructure in the area before it could conduct mining operations. The availability of such sources may adversely affect mining feasibility and will, in any event, require IVN to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.

IVN’s business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy.

Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much progress remains to be made, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

Future amendments to Mongolian laws could weaken, shorten or curtail IVN’s mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining.

Mongolia’s Minerals Law was drafted with the assistance of Western legal experts and is regarded as one of the most logical, internally consistent and effective pieces of mining legislation among all of the developing countries of Asia. However, future amendments to the Minerals Law or new legislation covering ostensibly unrelated matters could affect the existing tenure regime under the Minerals Law and harm IVN’s ability to carry on business in Mongolia. Mongolian government civil servants have, in the past, unsuccessfully attempted to introduce amendments to the Minerals Law which would, from the perspective of the international mining industry, be regarded as counterproductive. Future amendments to the Minerals Law or new legislation, if implemented, could vary or abrogate key provisions of the Minerals Law in a manner that impairs IVN’s ability to conduct exploration and mining in Mongolia.

Economic sanctions imposed by the United States and Canada against Myanmar may adversely affect the Monywa Copper Project.

In May 1997, the United States government imposed economic sanctions on Myanmar, banning new investments in Myanmar by any United States investor. In August 1997, the Canadian government imposed selective economic sanctions on Myanmar, directed against imports and exports between Canada and Myanmar. These sanctions were imposed based on the United States and Canadian governments’ belief that the current government of Myanmar has repressed opposition to the government. While the sanctions in their current form do not affect the Corporation’s investments in Myanmar, there can be no assurances that the sanctions will not be broadened or that other countries will not adopt sanctions in the future. The existence of United States sanctions may restrict the ability of United States companies to participate in the Monywa Copper Project. It is not possible to assess whether additional legislation will be enacted by the United States, Canada or elsewhere or, if enacted, will ultimately affect the Corporation or investment in the Corporation.

The Monywa Copper Project is not in full compliance with certain covenants under its principal project financing agreement

Monywa JVCo does not currently comply with certain covenants in its principal Monywa Copper Project financing agreement, including a requirement to maintain a minimum amount of working capital and a requirement to retain a specified minimum amount of cash on deposit in a debt service reserve account. The lenders have not, to date, notified Monywa JVCo that it is in default of these covenants and, although management does not believe that the lenders will do so in the foreseeable future, the lenders may, at any time while Monywa JVCo remains non-compliant, formally notify Monywa JVCo that it is in default. If, in that event, Monywa JVCo failed to cure the default in a timely manner, the lenders would be entitled to pursue their remedies against Monywa JVCo which could include foreclosing on Monywa JVCo’s interest in the Monywa Copper Project. Monywa JVCo’s obligations to the lenders are non-recourse to IVN.

Monywa JVCo’s indebtedness on the Monywa Copper Project is subject to floating interest rates.

Monywa Copper Project debt accrues interest at a floating interest rate. As a result, fluctuations in interest rates may have a significant impact on the project’s profitability, and on Monywa JVCo’s ability to successfully finance expansion.

IVN faces geotechnical and development risks at the Monywa Copper Project, including generating capacity shortages and leaching process technical risks.

IVN faces a number of potential risks with respect to the proposed development of the Letpadaung deposit and the proposed expansion of the S&K mine as part of the Monywa Copper Project. Myanmar is currently short of the generating capacity necessary to deliver sufficient power to Letpadaung and there can be no assurance that improvements to Myanmar’s national power system, sufficient to furnish the required power, will be made on a timely basis or at all. If not, it may be necessary to construct a local source of power which may not be feasible or which may render the project uneconomic.

The high lift leach piles planned for both the S&K mine and the Letpadaung deposit carry technical risks. These risks include geotechnical failure, chemical degradation of the heap material, compaction and loss of permeability, lack of oxygen, excessive iron build-up and excessive acid generation. Manifestation of these risks could adversely affect operating costs.

Although IVN believes that the Letpadaung pit run ore will exhibit the same heap leaching characteristics as the Sabetaung ore currently being mined at the S&K mine, this assumption cannot be confirmed prior to mining. Different metallurgical characteristics in the Letpadaung deposit, if and to the extent they might exist, could adversely affect the technical feasibility and economics of IVN’s Letpadaung development plans.

Fluctuations in currency exchange rates may adversely affect ABM’s financial position and results of operations.

Fluctuations in currency exchange rates, may adversely affect ABM’s financial position and results of operations. ABM receives United States dollars from the bulk of its sales of iron ore products but pays most of its operating costs in Australian dollars and, the recent strengthening of the Australian dollar against the United States dollar has negatively impacted ABM’s cash flow. Further deterioration in the United States dollar as against the Australian dollar will have a negative effect on the financial viability of the Savage River Project.

IVN has a limited customer base for its products and needs to secure additional markets.

The Savage River Project has only a few customers and the pricing of its iron ore products is subject to annual negotiations. Demand for ABM’s iron ore products can fluctuate based on market conditions in the international steel industry. ABM has as yet been unable to finalize the renewal of a supply contract with one of its principal customers and if it is unable to negotiate a renewal of this contract ABM will need to secure new customers. The loss of a key customer or a material decrease in sales to a key customer could have an adverse impact on short to medium term cash flow and adversely affect the project’s economic viability.

All of IVN’s production from the Monywa Copper Project is sold to a single Japanese buyer. If, for any reason, IVN was unable to sell all of its production to its existing buyer, economic sanctions against trade with Myanmar may significantly reduce the number of potential alternative buyers.

The Savage River Project is dependent on older process facilities and pipeline operations which may be prone to failure or breakdown.

Savage River operations are heavily dependent upon the successful operation of the concentrator and pipeline apparatus. All the process facilities and the pipeline have been in operation for over 30 years and are subject to potentially higher rates of failure than a new plant. Despite a comprehensive maintenance program there can be no assurance that the operating availabilities required to achieve planned product output can be sustained.

There is a risk of long term decline in pellet grade at the Savage River Project.

Since inception in 1967, the grade of Savage River iron pellets has declined as mining was extended to deeper levels in the pit and as the pit was extended northwards. IVN has had geological and mineralogical data independently examined and the preliminary opinion is that this trend will not continue in the future. However, there can be no assurance that a long term decline in pellet grade, which may affect marketability, will not occur.

The pit wall of the Savage River pit requires additional work to ensure its stability.

The stability of the walls of the Savage River open pit have, historically, been problematic and ABM experienced a slope failure at Extension 2 of the North Pit in 2002 which temporarily halted operations on the North Pit. Although the Corporation has retained expert advice in this area, is pro-actively managing the pit wall stability and has taken additional corrective measures since the 2002 slope failure, there can be no assurance that a failure, large enough to cause an extended interruption in production, will not occur during the life of the project.

Metal prices are volatile.

The mining industry is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of the same. There can be no assurance that metal prices will be such that IVN’s properties can be mined at a profit. Factors beyond the control of IVN may affect the marketability of any minerals discovered. Metal prices are subject to volatile price changes from a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of, and demand for, IVN’s principal products, iron ore and copper, is affected by various factors, including political events, economic conditions and production costs. Unlike most metals, iron ores are not fungible commodities, as each is somewhat different in composition and usage characteristics. The iron ore market behaves like a product, rather than a commodity, market, with zones of competition and zones of exclusion. The market is one of direct customer to producer relationships, without middlemen, warehousing or buffer stocks, speculators or futures market. The market is imperfect and oligopolistic. Prices are not set by the market clearance principle, but to optimize returns to producers within the constraint of the total market size.

There can be no assurance that the interest held by IVN in its exploration, development and mining properties is free from defects or that material contractual arrangements between IVN and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

IVN has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of IVN. There can also be no assurance that IVN’s rights will not be challenged or impugned by third parties. IVN has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to IVN or at all.

Competition for new mining properties by larger, more established companies may prevent IVN from acquiring interests in additional properties or mining operations.

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, IVN may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that IVN will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

IVN has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows.

The Corporation has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. IVN only recently began to generate positive cash flow from its Monywa Copper Project and is currently producing negative cash flows from the Savage River Project and its other exploration and development projects. IVN has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While IVN may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that IVN will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.

A substantial portion of IVN’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

Development of IVN’s mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on any of IVN’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of IVN.

Mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of IVN.

The business of mining is subject to a variety of risks such as groundfall, explosions and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other risks. Such occurrences, against which IVN cannot, or may elect not to, insure, may result in destruction of mines and other production facilities, damage to life and property, environmental damage, delayed production, increased production costs and possible legal liability for any and all damages. Such liabilities may have a material adverse effect on IVN’s financial position.

IVN is exposed to risks of changing political stability and government regulation in the countries in which it operates.

IVN holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of IVN and may adversely affect its business. IVN’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. IVN’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where IVN is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which IVN operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even the Corporation’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats.

IVN conducts its operations in several countries through co-operative joint ventures with government controlled entities. While this connection benefits IVN in some respects, there is a substantial inequality with respect to the influence of the parties with the applicable government. Governments in these countries hold a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arises between joint venture parties. IVN seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with both its joint venture partners and local governments, but there can be no guarantee that these measures will be sufficient to protect IVN’s interest in these countries.

IVN is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect IVN.

All phases of IVN’s operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to an environmental impact assessment, as well as other environmental protection obligations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect IVN’s operations. Environmental hazards may exist on the properties in which IVN holds interests which are presently unknown to IVN and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are sometimes required in connection with IVN’s operations. To the extent such approvals are required and not obtained, IVN may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on IVN and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Previous mining operations may have caused environmental damage at IVN Group mining sites, and if IVN cannot prove that it was caused by such prior operators, its indemnities and exemptions from liability may not be effective.

IVN has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at the Savage River Project, the Monywa Copper Project and the Bakyrchik Project. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by IVN’s activities or the activities of previous operators. In that event, the indemnities could be ineffective and possibly worthless.

IVN’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to IVN’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as IVN’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

Certain directors of IVN are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with IVN.

Certain of the directors of the Corporation are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which IVN may participate, the directors of IVN may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with IVN for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Corporation and will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, IVN will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not IVN will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to IVN, the degree of risk to which IVN may be exposed and its financial position at that time.

ITEM 4: NARRATIVE DESCRIPTION OF BUSINESS

Overview

For the purposes of Form 44-101F1 under NI 44-101, the Oyu Tolgoi Project, the Monywa Copper Project and the Savage River Project have been identified as the mineral properties which are material to the IVN Group. None of the IVN Group’s other mineral property interests are considered material for the purposes of Form 44-101F1 insofar as none of them represents 10% or more of the book value, as of December 31, 2003, of the IVN Group’s total mineral resource property interests and related plant and equipment.

Qualified Persons

Disclosure of a scientific or technical nature in this Annual Information Form in respect of each of the material mineral resource properties of the IVN Group was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101 listed below:

Property	Qualified Person	Relationship to Corporation
Oyu Tolgoi Project(1)	Stephen Juras and Stephen Hodgson, AMEC	Independent Consultant
Monywa Copper Project(2)	Paul Chare	Full-time Employee
Savage River Project(2)	Ben Maynard	Full-time Employee

(1)	Disclosure respecting exploration results and other recent developments on the Oyu Tolgoi Project subsequent to the January 2004 cut-off date for the Preliminary Assessment Report was prepared under the supervision of Charles P.N. Forster, P. Geo., a full-time employee of IVN. Mr. Forster is a qualified person within the meaning of NI 43-101. Each of Messrs. Juras, Hodgson and Forster are also “competent persons” within the meaning of the JORC Code.

(2)	Disclosure respecting mineral resources and ore reserves for the Monywa Copper Project and the Savage River Project was prepared in accordance with the JORC Code. Both Mr. Chare and Mr. Maynard are “competent persons” within the meaning of the JORC Code.

Disclosure in this Annual Information Form respecting mineral resources and ore reserves is based on information compiled by the qualified person noted above for the applicable property. Each such person has consented to the inclusion in this Annual Information Form of disclosure based on the information compiled by him in the form and context in which it appears.

Oyu Tolgoi Gold and Copper Project, Mongolia

The bulk of the disclosure regarding the Oyu Tolgoi Project is based on a Technical Report (the “Preliminary Assessment Report”) dated January 2004 prepared by AMEC Ausenco Joint Venture (“AAJV”). Disclosure regarding resource estimates on the Southwest Oyu, South Oyu and Central Oyu deposits is based on a Technical Report (the “February 2003 Technical Report”) dated February 24, 2003 prepared by AMEC and the disclosure regarding resource estimates on the Hugo Dummett deposit is based on a Technical Report of AMEC dated November 2003 (the “November 2003 Technical Report”). Stephen Hodgson, P.Eng., Technical Director, Mining for AMEC and an independent, qualified person for the purposes of NI 43-101, was responsible for the preparation of the Preliminary Assessment Report, while Dr. Stephen Juras, P. Geo, an employee of AMEC and an independent, qualified person for the purposes of NI 43-101, supervised the preparation of the February 2003 Technical Report and the November 2003 Technical Report. Information of a scientific or technical nature with respect to the Oyu Tolgoi Project subsequent to the date of the Preliminary Assessment Report was prepared under the supervision of Charles N. Forster, P.Geo, an employee of IVN.

Project Description and Location

The Oyu Tolgoi Project is located in the Aimag (province) of Omnigov, approximately 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. The property hosts a series of copper, gold and molybdenum deposits in a porphyry system. Mineralization has been identified within an area of 5.5 kilometre north-south by 3 kilometre east-west, in which four principal mineral deposits have been delineated, known as the Central Oyu, South Oyu, Southwest Oyu and the Hugo Dummett deposits.

IVN operates the Oyu Tolgoi Project through its wholly-owned subsidiary, IMMI. IMMI, in turn, holds its rights to the Oyu Tolgoi Project through mining license 6709A (the “OT License”), comprising approximately 8,496 hectares of property. The Mongolian government granted the OT License to IMMI on December 23, 2003 along with mining licenses for three adjacent properties identified as mining licenses 6708A, 6710A and 6711A. IMMI was obligated to file a feasibility study with the Office of Geological and Mining Cadaster (“OGMC”) of Mongolia following the grant of the OT License. The feasibility study was based on and derived from of the Preliminary Assessment Report and filed with OGMC in February 2004 to meet this requirement. The OT License includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Project. The OT License is valid for a term of 60 years, with an option to extend the license for an additional term of up to 40 years.

IMMI must pay a yearly per hectare fee to the Mongolian government in order to maintain the OT License in good standing. The license fees are $5 per hectare in years one to three, $7.50 per hectare in years four and five and $10 per hectare thereafter. The property was legally surveyed in August 2002 by an independent consultant.

The Mongolian government imposes a royalty of 2.5% on the sale value of all minerals mined in the country except gold extracted from placer, which is assessed a royalty at a rate of 7.5% of the sales value of such minerals.

Holders of a mining license in Mongolia must comply with environmental protection obligations. These obligations include submitting an environmental plan along with annual work plans and posting a bond against completion of environmental compliance obligations with the relevant Soum (district), which in the case of the OT License is the Khan Bogd Soum. In October 2002, IMMI completed and submitted to the Mongolian government an environmental baseline study respecting the Oyu Tolgoi Project. The study is being used to support the preparation of an environmental impact assessment (an “EIA”) of the project. An EIA is required prior to commencement of project development work, and IMMI has retained independent consultants to assist in the preparation of the EIA with a target completion date of the first half of 2004. The EIA will consist of three parts: (i) road, (ii) water, and (iii) mine and processing facilities. IMMI has submitted the road component to applicable regulatory bodies and received their approval. The other two parts are scheduled for completion and submittal in the second quarter of 2004. An environmental performance bond was originally posted in 1998 by BHP Exploration, who held the predecessor mineral exploration licenses covering the property. This bond is still retained by the Khan Bogd soum to cover ongoing work.

IMMI pays to the Khanbogd Soum an annual fee to account for water and road usage. IMMI also retained the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi Project, and has received approval from archaeological regulatory authorities in Mongolia to disturb the property for the purposes of exploration, development and mining of the property.

Accessibility, Climate, Local Resources and Physiography

The Oyu Tolgoi Project is located in the South Gobi region of Mongolia, approximately 570 km south of the capital city, Ulaanbaatar. There are a number of small communities in the South Gobi region. The most prominent is Dalanzadgad, with a population of approximately 14,000, which is located approximately 220 km northwest of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a 6 megawatt capacity coal-fired power station. The closest community to the property is Khanbogd, the centre of the Khanbogd soum. Khanbogd has a population of approximately 2,000 and is located 45 km to the east of the property.

Road access to the property follows a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four-wheel drive vehicle. IMMI has also constructed a 1,600 m dirt airstrip adjacent to the Oyu Tolgoi property that allows the property to be reached by small aircraft. Mongolian rail service and a large electric power line lie 350 km east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80 km south of Oyu Tolgoi. The Chinese government has upgraded a highway to the Mongolian border, which now provides a direct link between the border south of Oyu Tolgoi to the trans-China railway system.

The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80 millimetres, 90% of which falls in the form of rain with the remainder as snow. Local records indicate that thunderstorms are likely to occur between two and eight days a year at the project area with an average total of 29 hours of electrical activity annually. IMMI believes that it is possible to conduct exploration and mining operations on a year-round basis.

Temperatures range from an extreme maximum of about 36 degrees celcius to an extreme minimum of about -31 degrees celcius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time.

The property ranges in elevation from 1,140 m to 1,215 m above sea level. The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. IMMI believes that this topography will be amenable to the construction of the necessary infrastructure for mining operations, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites.

An independent consultant was retained by IMMI to conduct a preliminary seismicity review of the property from the Global Seismic Hazard Assessment Map. The map indicates that the property lies within a very high hazard zone with a 475 year return period. There are limited records to conduct a detailed review of seismic events on or near the property, but additional research is being conducted in connection with the preparation of a feasibility study on the Oyu Tolgoi Project.

The Mongolian Minerals Law and Mongolian Land Law govern IMMI’s surface rights on the Oyu Tolgoi Project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws permit license holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities. IVN expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.

Power sources are currently sufficient for exploration activities. The nearest power line is 350 km away, so IMMI operates two 200 kilowatt diesel generators for camp electrical needs. Additional power sources will need to be developed prior to the commencement of mine development and mining operations. IMMI holds exploration licenses at a coal deposit known as Tsagan Tolgoi, which is approximately 110 km west of Oyu Tolgoi. A major metallurgical and thermal coal deposit is located at Tavan Tolgoi, approximately 110 km west-northwest of Oyu Tolgoi. IVN is also in discussions with Chinese government authorities about accessing electricity from the Chinese power grid in Inner Mongolia, China.

Water is widely available from shallow wells, and is sufficient for exploration purposes. A more substantial source of water will be required for development and mining operations. Groundwater supply investigations by an independent consultant for the Oyu Tolgoi Project have been ongoing since April 2002. Two separate investigations are underway, one is identifying groundwater resources within the OT License area to provide camp and construction water while the other is a regional search for deep groundwater resources to provide a long-term process water supply.

The regional search for water supply has led to the identification of three deep sedimentary groundwater systems within 100 km of Oyu Tolgoi Project, which are currently being drilled. Preliminary indications are that these groundwater systems, as well as two other systems in the area, which have not yet been subject to drilling, may be able to meet the water demand for a production rate of 40 million tpy of production.

History

Old diggings and small amounts of slag found in the area indicate that the Oyu Tolgoi area was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Exploration acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.

BHP Exploration first visited the Oyu Tolgoi Project in September 1996 as part of its regional reconnaissance program of the south Gobi region. BHP Exploration subsequently applied for, and was granted, an exploration concession covering 1,350 square km. After geological mapping, stream and soil sediment surveys and magnetic and IP surveys, BHP Exploration completed 6 diamond core holes totalling 1,102 m during the 1997 field season. With encouraging results from two of the holes, a second phase of drilling was undertaken in 1998, consisting of an additional 17 widely-spaced core holes totalling 2,800 m. These holes failed to return significant mineralization and BHP Exploration suspended the project pending economic review. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.

IMMI originally acquired its interest in the property from BHP Exploration in May 2000 purusant to the Earn-in Agreement. Shortly thereafter, IMMI carried out a RC drill program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828 m. The holes were targeted to define supergene copper mineralization that might be amenable to a heap leaching SX-EW process similar to the one used at the Monywa Copper Project. While the results further defined parameters of a chalcocite blanket at Central Oyu, IVN reviewed the results and decided that the chalcocite blanket was neither large enough nor high grade enough to be economic as a stand-alone deposit.

In 2001, IMMI continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. IMMI also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTD 150, intersected 508 m of chalcopyrite-rich mineralization grading 0.81% copper and 1.17 g/t gold, while another hole, OTD 159, intersected a 49 m thick chalcocite blanket grading 1.17% copper and 0.21 g/t gold and 252 m of hypogene covellite mineralization grading 0.61% copper and 0.11 g/t gold.

The diamond drill holes were sufficiently encouraging for IMMI to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite-chalcopyrite rich mineralization grading 1.61% copper and 0.07 g/t gold starting at a depth of 222 m. This marked the discovery of the Hugo Dummett deposit.

IMMI completed the earn-in requirements under the Earn-in Agreement with BHP Exploration by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration license to IMMI in the summer of 2002. Pursuant to the Earn-in Agreement, BHP Exploration retained a 2% net smelter returns royalty on production from the Oyu Tolgoi Project. IVN acquired this royalty from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37,000,000.

Geology and Mineralization

The Oyu Tolgoi Project lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The area contains a mixture of arc and back arc rocks that accreted to southern Mongolia during the Paleozoic age.

The Oyu Tolgoi Project area falls within an arc terrane composed of lower to mid Paleozoic metasediments and island arc basalts that rest on a lower Paleozoic ophiolite complex. The arc terrane is 50 km in scale around Oyu Tolgoi and is dominated by basaltic volcanics and intercalcated volcanogenic sediments, intruded by plutonic-size hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.

The property consists of a rectangular block approximately 10 km by 8 km in area which hosts the four mineralized deposits identified to date. In general, outcrops are sparse and constitute less than 20% of the area. IMMI believes that a Neogene piedmont outwash deposit forms a flat terrace dipping gently to the south and occupies a north-northwest-trending zone in the centre of the exploration block. This unit comprises red clay and gravel and is up to 40 m thick. Two major south-southeast drainages incise this terrace and are filled by Quaternary sands and gravels. A wide variety of felsic to mafic dykes are found throughout the exploration block and in drill holes. Post mineral dykes comprise basalt, rhyolite, hornblende-biotite andesite, and biotite granodiorite intrusive units. The property also contains variably altered and mineralised porphyritic quartz monzodiorite dykes that may be genetically related to the copper-gold porphyry systems.

Satellite imagery and geophysical interpretations indicate that there are two major northeast trending structures on the property. In addition, recent work in the sedimentary covered northern part of the property near the Hugo Dummett deposit has confirmed the occurrence of folded stratigraphy. Ongoing studies are attempting to unravel the attitude and extent of the folding event.

The geology and mineralization of the Southwest Oyu zone is characterized by a gold-rich porphyry system, with a high-grade core about 250 m in diametre and extending up over 700 m vertically. The deposit is centred on small quartz monzodiorite stocks intrusive into massive biotite and magnetitite altered porphyritic augite basalt which hosts 80% of the copper and gold in the deposit. The high-grade core is enclosed by a large, low-grade ore shell approximately 600 m by 1,200 m in area. The system is low sulphide and the copper and gold mineralization is related to chalcopyrite.

Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stock works and the basalt, quartz monzodiorite host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the quartz monzodiorite intrusions and basaltic wall rocks. Gold to copper ratios vary between 0.5 to one and one to one in the outer margin of the deposits increasing to approximately two to one into the high grade gold core, with the highest ratios up to three to one in the deeper parts of the deposit.

South Oyu is a copper porphyry deposit, developed mainly in basalt. The South Oyu deposit is characterized by secondary biotite, magnetite and moderate intensity quartz veining, with strong, late-stage overprinting by seritite, chlorite-smectite. Unlike Southwest Oyu, the South Oyu system is not gold rich. The deposit is intruded by sericite altered quartz monzodiorite dykes, with weak to locally strong copper mineralization, and by small post-mineral andesite, rhyolite and basalt dykes, that locally may occupy up to 50% of the rock volume. Copper mineralization at South Oyu consists of finely disseminated pyrite-chalcopyrite and bornite.

Central Oyu includes high-sulphidation with copper mineralization consisting of covellite, chalcocite and minor enargite, a body of copper and gold porphyry mineralization consisting primarily of chalcopyrite and a shallow chalcocite enrichment blanket. The high-sulphidation mineralization and its associated advanced argillic alteration and mineralization are telescoped onto an underlying and peripheral porphyry system. The chalcocite blanket appears to overlie the covellite-rich quartz-veined zones in pyrite-rich quartz monzodiorite. The quartz-veined zones are also strongly covellite mineralized. Supergene mineralization underlies a leached cap extending 20 to 80 m below the surface. The upper 20 to 40 m of the chalcocite blanket consists of chalcocite with minor covellite and digenite. The lower parts of the blanket, which has lower copper grades, is dominated by covellite. The upper chalcocite and lower covellite zones are a standard feature of enrichment blankets. The style of mineralization with the largest volume is the high-sulphidation system with finely disseminated pyrite-covellite-chalcocite. The covellite mineralization generally averages about 0.7% copper and is characterized by high pyrite content and minor enargite.

The Hugo Dummett deposit extends over a strike length of approximately 2.6 km and appears to strike northerly into a late high angle reverse northeasterly trending fault. The southern half of the deposit is dominated by high-sulphidation type related mineralization, hosted by advanced argillic altered dacitic ash flow tuff overlaying intermediate argillic to chlorite altered basaltic volcanics. Sedimentary rocks overlie the dacitic tuffs and cap the high-sulphidation system. Quartz monzodiorite intrusions intrude into the underlying basalts as fingers and dykes irregularly along the strike length. At the north end of the deposit, an intensely quartz stockworked quartz monzodiorite intrusion in several deep holes proximate to a significant increase in gold content of the bornite rich mineralization hosted by both the basalt and quartz monzodiorite. Bornite, chalcopyrite mineralization in the northern end and bornite, chalcocite mineralization in the southern half are centred on a zone of intense quartz veining that extends along the axis of the entire deposit. The highest grade mineralization corresponds to zones with greater than 90 percent quartz, which may be over 80 m thick in drill core.

IMMI has divided the Hugo Dummett deposit into the Hugo North and Hugo South zones for the purposes of development and mine planning. Hugo South and Hugo North are separated by a transition zone of narrow mineralization that corresponds to a 110 degree cross fault. Hugo South consists of a lower gold to copper ratio, averaging 10 to one copper to gold in most of the zone. It represents the portion of the deposit closest to the surface, with the lowest portion of the deposit approximately 700 m below surface compared to 1,500 m below surface for Hugo North. Alteration of the ignimbrite in Hugo South is dominated by advanced argillic alteration consisting of pyrophyillite, diaspore, zunyite and alunite overprinted by topaz and finally by kaolinite and dickite. Sulphide mineralization is primarily hosted in the advanced argillic altered ignimbrite.

Hugo North contains a high-grade copper zone, hosted primarily in basalt and quartz monzodiorite in which mineralization exceeding 2% and ranging up to 5% copper is present. An important feature of the Hugo North mineralization is a significant increase in the gold to copper ratios. The northern half of Hugo North contains a gold to copper ratio of 0.5 to 1.0 up to a high of 1:1. This gold-rich zone is dominated by bornite, but is mixed with minor chalcocite and chalcopyrite and is associated with intense quartz veining occupying up to 85% of the rock. The high-grade deposit is internal to a significantly larger body of copper mineralization grading between 1% to 2% copper, consisting of a mixture of chalcopyrite and bornite. Alteration in Hugo North consist primarily of quartz, sericite, chlorite and local patches of biotite of the basalt and quartz monzodiorite host rocks. Advanced argillic alteration and associated high sulphidation mineralization including enargite is present only in the hanging wall ignimbrite overlying the bulk of the deposit.

The width of the the mineralized zone on the Hugo Dummett deposit varies along strike from 200 m to in excess of 500 m. Mineralization dips generally to the east from as low as 40 degrees to up to 80 degrees, but is generally above 60 degrees and increases to sub-vertical at the northern end of Hugo North.

Exploration

IMMI’s exploration at Oyu Tolgoi has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity and gradient array IP, as well as extensive drilling. Gradient array IP has been conducted on north to south and subsequently east to west lines at 100 m line spacing, with electrode spacing up to 11 km. Drill holes have been targeted to test IP chargeability targets or structural zones. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale, while the central part of the exploration block was mapped at 1:5,000 scale in 2001. The entire remaining exploration block was mapped at 1:10,000 scale in 2002.

Initial geophysical surveys were conducted by BHP Exploration in 1996 consisting of airborne magnetics, ground magnetics and gradient array IP. In 2001, IMMI conducted gradient array IP on 100 m spaced north to south lines over the 3 kilometre by 4 kilometre core block of Oyu Tolgoi. IMMI used multiple current electrode spacing ranging from 1,000 m to 3,600 m, and was able to define the sulphide assemblages in Southwest, South and Central Oyu. The IP survey also defined a large, semi-circular feature with Central Oyu on the southern side and the Hugo Dummett IP anomaly on the north side.

In 2002, IMMI re-oriented the IP survey lines to east to west to account for a predicted north-northeast trending high grade copper zone at Hugo Dummett. IMMI then re-surveyed the core block of Oyu Tolgoi on 100 m spaced lines using multiple AB current electrode spacing. This survey resulted in an entirely different chargeability signature that now appears to reflect a continuous zone of sulphide mineralization extending north-northeasterly from the southwest end of Southwest Oyu through to the northernmost extent of the property, for a total strike length of approximately 5.5 km.

The most recent IP survey clearly outlines the high-grade zone of Southwest Oyu as a nearly vertical pipe that becomes tightly constrained with depth. On the survey, Central Oyu mineralization trends north to northeasterly and continues to be the dominant chargeability feature on the IP survey, reflecting concentrations of pyrite of up to 10% and the central covellite core of the high-sulphidation system. Extending north-northwesterly from Central Oyu, a strong IP anomaly reflecting 4% to 6% pyrite mineralization extends through Hugo Dummett.

Detailed total field, ground magnetic surveys, reading 25 m by 5 m and 50 m by 10 m centres, have been completed over the full Oyu Tolgoi tenement. Although done in two surveys, the data were merged to produce a magnetic image of the block. The magnetic survey clearly defines the structural fabric of the property as well as the altered zonation. It produced marked magnetic highs on the hydrothermal magnetite-altered basalts underlying South and Southwest Oyu and magnetic lows on the extensive advanced argillic, high sulphidation systems that encompass Central Oyu to Hugo Dummett due to the magnetic destruction caused by these systems.

Drilling

Diamond drill holes are the only source of geological and grade data for the Oyu Tolgoi Project. BHP Exploration originally drilled 23 holes on the property followed by 109 RC holes by IVN in 2000. In 2001 IMMI started its diamond core drill program, and as at March 1, 2004 it has drilled approximately 340,000 m of core in 550 drill holes. IMMI currently has 18 drill rigs operating on the property cutting approximately 1,000 m of core per day.

Drilling is currently focused on infill drilling of Southwest Oyu to a nominal 70 m centre pattern. Central Oyu has been drilled to 70 m centres, considered sufficient to upgrade some or all of the resources on the deposit to the indicated resource classification, while South Oyu is scheduled for infill drilling to 70 m centres in April 2004. Hugo North is also being drilled to a nominal 150 m line spacing with 80 m to 100 m spaced holes on sections which will permit IMMI to upgrade some or all of the resources on the deposit to the indicated classification. This program will be ongoing through the third quarter of 2004. Hugo South has been drilled to approximately 100 m by 100 m spacing for inferred resources, with infill drilling deferred to later in 2004.

IMMI has also conducted drilling on the land between the Southwest Oyu deposit and the Central Oyu deposit, which has intercepted near surface mineralization and a deeper zone of mineralization. To date this mineralization has only been intersected by one drill hole, and IMMI is currently conducting follow-up drilling and assaying several recently completed holes.

IMMI has conducted drilling by wireline method utilizing HQ and NQ size core and some PQ size core for metallurgical testing. Upon completion, the collar and anchor rods on drill holes are removed and a PVC pipe inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. Drilling in the latter half of 2003 and in 2004 in Hugo North included multiple daughter holes drilled from within the parent hole.

Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down-hole surveys about every 50 m. Where magnetite is present that will affect the deviation of the compass readings in the survey instruments, gyro compasses are used that are not affected by magnetism in the rock.

IMMI uses standard logging and sampling conventions to capture information from the drill core. The core is logged in detail onto paper logging sheets and the data are then entered into the project database. The core is photographed prior to being sampled. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has been usually between 95% and 100%.

Resource modeling is now in progress for the Central Oyu deposit, and IVN anticipates that an updated resource estimate at a measured and indicated confidence level will be prepared near the end of the second quarter of this year. In the course of this infill drilling, IMMI identified additional copper mineralization on the southern side of the deposit. This mineralization has a lower grade than the main deposit, but is located within the footprint of the proposed open pit for Central Oyu in the Preliminary Assessment Report, and so has the potential to reduce the overall stripping ratio of that open pit.

Sampling and Analysis

IMMI’s sampling procedure includes the collection of core samples taken on continuous 2 m intervals down each drill hole, excluding dykes that extend more than 10 m along the core length. One-half of each NQ and HQ core and one-quarter of each PQ core is taken in the sampling.

The core is split with a rock saw and cooled and lubricated with fresh water. To prevent sampling bias, the core is marked with a continuous linear cutting line before being split. Samples are placed in cloth bags and sent to an on-site preparation facility owned and managed by SGS Analabs Pty. Ltd. (“Analabs”) of Australia for processing. In the Preliminary Assessment Report, AAJV reported that core recovery is good, with relatively few broken zones.

Core samples are initially assembled into groups of 15 or 16, then interspersed with four or five quality control samples to make up a batch of 20. The quality control samples comprise one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation, a reject or pulp preparation duplicate, which is inserted during sample preparation, and one or two standard reference material samples, which are inserted after sample preparation.

The prepared samples are placed in wooden shipping boxes, locked, sealed with tamper-proof, numbered tags and shipped under the custody of IMMI to Ulaanbaatar, where they are assayed at a facility operated by Analabs.

Split core samples are crushed to 90% minus 2 to 3 mm. A one kilogram subsample is then riffle split from the crushed sample and then pulverized to 90% minus 200 mesh pulp. A 150 gram sub-sample is split off by taking multiple scoops from the pulverized 200 mesh pulp, which is then placed in a kraft envelope, sealed in a wire glued top.

All samples are routinely assayed for gold, copper, arsenic and molybdenum. Samples are digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water. Gold is determined using fire assay fusion, while copper and molybdenum are determined using acid digestion.

Upon receipt of assay results, values for reference material samples and filed blanks are tabulated and compared to an established round robin program. Assay results that deviate from round robin program results beyond pre-set parameters are rejected and subject to re-assay. IMMI also performs check assays at the rate of one per batch of 20 samples and conducts blind pulp duplicates at the rate of two per five batches of 100 samples.

In April 2002, IMMI implemented a formal quality assessment and quality control (“QA/QC”) program for its sampling procedure. The program currently uses core duplicate, coarse reject duplicate, pulp duplicate, blind pulp duplicate (samples resubmitted back to Analabs) and laboratory pulp duplicate (samples sent to an umpire lab) samples to assess the quality of sampling procedure.

Samples taken from diamond drill holes OTD149 to 190 from Southwest Oyu were originally assayed prior to implementation of the QA/QC program. In connection with the preparation of the February 2003 Technical Report, AMEC recommended that a re-assay program be completed to determine if any assay biases were present for those samples. All samples from within the Southwest Oyu mineralized zone were therefore compiled and 20% selected for re-assay under the QA/QC program.

The results of the program indicated a positive bias in the original gold and copper assays. A bias assessment was conducted on moving grade windows to obtain a better understanding of the patterns. AMEC determined that for gold, data below two g/t and above six g/t are biased by more than 5%. No adjustment was made to gold grading below two g/t because the average bias of approximately 8.5% equates to a copper equivalent grade of only 0.05%, which is negligible. The bias affecting gold grading above six g/t is much higher, with an average bias for such gold assays of 14%, which equates to a copper equivalent grade of 0.61%. Accordingly, AMEC made a proportional adjustment of the original grades of all pre-OTD231 gold assays grading over six g/t equal to the average bias of 14%.

AMEC also made a proportional adjustment of the original grades of copper assays grading above 2% copper. Based on an average 5% bias and a mean grade of 3% copper for such copper assays, AMEC calculated an average bias of 11%. Accordingly, AMEC made an adjustment equal to 11% for all pre-OTD231 data grading over 2% copper.

IMMI has commenced a pre-feasibility level metallurgical test program using PQ half core samples from Southwest Oyu and one-quarter PQ core samples at Hugo Dummett. IMMI is currently conducting grinding tests with a view to providing engineering parameters for semi-autogenous grinding. IMMI is also conducting column leaching test work to assess the potential for copper recovery from heap leaching.

Mineral Processing and Metallurgy

The metallurgical response of samples of drill core from the Southwest Oyu, Central Oyu and the Hugo Dummett deposits have been investigated in a number of test programs. Test work was carried out to establish basic comminution parameters, the amenability of recovery of gold by gravity concentration and the amenability of copper and gold recovery by flotation. Limited testwork was also conducted on the South Oyu deposit. The tests were performed by independent contractors, although IMMI was responsible for selection of samples and management of the program.

Comminution data generated for the composite samples indicates that the Southwest Oyu ore is moderately hard to grind, either autogenously or in rod and ball milling. The Central Oyu deposit data show that this material is moderately soft to grind, either autogenously or conventionally. The rod and ball mill work index data for Hugo South show that this is intermediate between the two other deposits with respect to conventional grinding characteristics. The very limited work done on Hugo North indicates that this ore is reasonably hard.

Gravity Gold Recovery tests and flotation test work on samples from the Southwest Oyu and Central Oyu deposits indicates that copper and gold could be recovered into concentrate using a conventional flotation circuit and reagent regime without a gravity circuit.

Flotation response for testing used in the Preliminary Assessment Report used a value of 80% passing 100 microns (“µm”) for all deposits. Additional analysis and testing is required to determine the grind size-recovery relationship and optimise this component of the plant.

Copper recovery ranged from approximately 70% to approximately 95%. Factors affecting the copper recovery grade relationship included copper head grade and copper mineralisation. Gold recovery to concentrate was less than copper recovery in all cases. Gold recovery appeared to be influenced by copper head grade, copper mineralisation and gold head grade.

A number of elements, if present in copper concentrates at elevated levels, may attract a penalty deduction charge by smelters. At sufficiently high concentrations of these elements, concentrates might be rejected if the smelter cannot blend them out. These “penalty elements” include fluorine and arsenic, both of which are present in some of the Oyu Tolgoi deposits at varying concentrations.

The arsenic at Oyu Tolgoi appears to be mainly contained in the copper minerals tennantite and enargite in Hugo South and Central Oyu. These minerals float along with the other copper sulphide minerals and therefore report to the concentrate. Fluorine occurs as the gangue minerals fluorite and topaz and the latter can be quite fine grained and intermingled with the copper sulphide minerals. These potential penalty elements vary in both quantity and nature of association with copper sulphides and thus, the amount reporting to the flotation concentrate varies.

Limited work has been carried out on penalty element rejection in the flotation testing. This will be an important aspect in the planned metallurgical program and pilot programs.

Arsenic values in Southwest Oyu copper concentrates were low, typically less than 0.05% arsenic. For the Central Oyu deposit, copper concentrates from a number of drill core samples tested contained elevated arsenic levels, with maximum values up to 3.0%. Of the samples tested on the southern portion of Hugo South, a number produced copper concentrates assaying greater than 0.15% arsenic and greater than 0.05% fluorine. The four tests on composites of Hugo North samples produced relatively clean copper concentrates that were less than 0.1% arsenic and less than or equal to 0.05% fluorine.

Preliminary flotation tests on Hugo South copper concentrates identified that a reduction of the concentrate fluorine grade might be achieved with a sub 20 µm secondary regrind of the rougher concentrate, use of low cleaner pulp densities and selective depressants. Additional preliminary flotation testwork on the Southwest Oyu copper concentrates provided a similar indication. Work is continuing to examine the deportment of fluorine across the deposits and means of ensuring copper concentrate production below any penalty level.

A comprehensive metallurgical test program has been outlined to enable a feasibility study to be completed on the Southwest Oyu, Central Oyu and South Oyu deposits and a prefeasibility study to be completed on the Hugo Dummett deposit.

Mineral Resources

The mineral resource estimates for the Oyu Tolgoi Project have been calculated by AMEC, with the most current resource estimate of the Southwest, Central and South Oyu deposits contained in the February 2003 Technical Report and the most recent estimate of the Hugo Dummett deposit contained in the November 2003 Technical Report. These estimates were prepared by AMEC under the direction of Dr. Stephen Juras, P.Geo.

Mineral resource estimates were classified using logic consistent with CIM Standards definitions referred to in NI 43-101. All interpolated blocks within 150 m of a drill composite were assigned as inferred mineral resources. The South Oyu, Central Oyu and Hugo Dummett deposits all fall within this category. Tighter drill spacing together with the demonstrated confidence in the assayed values from the QA/QC program allowed AMEC to classify a significant portion of the Southwest Oyu deposit as indicated mineral resources.

AMEC estimated resources at the four deposits at a variety of copper equivalent cut-off grades. AMEC in particular focused on a copper equivalent cut-off grade of 0.3% copper, 0.6% copper and 1% copper. The estimates are listed below:

Mineral Resource Summary — Total Project

			Grades
CuEq Cut-off							Contained Metal
Grade(1)		CuEq(1)	Cu	Au	Mo	Cu	Cu(2)	Au(2)
(%)	Tonnes	(%)	(%)	(g/t)	(ppm)	Tonnes	(000s lb)	(oz)
Indicated
= 1.00	92,300,000	1.74	0.74	1.57	74	682,000	1,500,000	4,662,000
= 0.60	267,000,000	1.08	0.53	0.86	69	1,423,000	3,140,000	7,346,000
= 0.30	508,900,000	0.78	0.40	0.59	61	2,058,000	4,540,000	9,689,000

Inferred
= 1.00	666,400,000	1.76	1.57	0.29	48	10,490,000	23,130,000	6,190,000
= 0.60	1,284,100,000	1.28	1.13	0.24	55	14,570,000	32,120,000	9,740,000
= 0.30	2,598,200,000	0.84	0.73	0.17	52	19,080,000	42,060,000	14,380,000

Mineral Resource Summary — By Deposit

			Grades
CuEq Cut-off							Contained Metal
Grade(1)		CuEq(1)	Cu	Au	Mo	Cu	Cu(2)	Au(2)
(%)	Tonnes	(%)	(%)	(g/t)	(ppm)	Tonnes	(000s lb)	(oz)
South West Oyu — Indicated
= 1.00	92,300,000	1.74	0.74	1.57	74	682,000	1,500,000	4,662,000
= 0.60	267,000,000	1.08	0.53	0.86	69	1,423,000	3,140,000	7,346,000
= 0.30	508,900,000	0.78	0.40	0.59	61	2,058,000	4,540,000	9,689,000

South West Oyu — Inferred
= 1.00	24,900,000	1.48	0.59	1.40	60	146,000	320,000	1,120,000
= 0.60	126,600,000	0.87	0.44	0.68	65	552,000	1,220,000	2,780,000
= 0.30	290,800,000	0.64	0.32	0.50	52	922,000	2,030,000	4,700,000

South Oyu — Inferred
= 1.00	5,400,000	1.18	0.82	0.56	32	44,000	100,000	100,000
= 0.60	48,400,000	0.77	0.61	0.26	20	294,000	650,000	400,000
= 0.30	270,300,000	0.48	0.39	0.13	23	1,067,000	2,350,000	1,100,000

Central Oyu — Inferred
= 1.00	60,600,000	1.34	1.12	0.34	53	679,000	1,500,000	670,000
= 0.60	147,500,000	0.99	0.84	0.24	56	1,238,000	2,730,000	1,140,000
= 0.30	236,800,000	0.79	0.67	0.18	53	1,591,000	3,510,000	1,360,000

Hugo Dummett — Inferred
= 1.00	575,500,000	1.82	1.67	0.23	47	9,620,000	21,220,000	4,300,000
= 0.60	961,600,000	1.41	1.30	0.18	56	12,480,000	27,520,000	5,420,000
= 0.30	1,800,300,000	0.94	0.86	0.12	57	15,500,000	34,160,000	7,220,000

Note:

(1)	Copper equivalent grades have been calculated using assumed metal prices (U.S.$0.80/lb. for copper and U.S.$350/oz for gold); %Cu eq. = % Cu + Au (g/t) x (11.25/17.64).

(2)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

The resource estimates include results from 71 drill holes from Southwest Oyu, 68 drill holes from South Oyu, 63 drill holes from Central Oyu and 136 drill holes from Hugo Dummett. Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

Each of the deposits was assigned mineralized domains based on geological criteria and marked changes in mineralization intensity. AMEC checked the shapes for interpretational consistency in section and plan, and found them to have been properly constructed. These mineralized domains were then critically reviewed to determine appropriate estimation or grade interpolation domains. Several different procedures were applied to the data to discover whether statistically distinct domains could be constructed using the available geological variables. The results were then used to guide the construction of a block model and the development of estimation plans. AMEC also prepared contact profiles for copper, gold and molybdenum across the various mineralized domains in each deposit.

The data analyses demonstrated that most of the domains in the four mineralized zones should be treated as separate domains with respect to copper, gold and molybdenum. The exception to this is an ignimbrite-augite basalt boundary in Hugo Dummett. This boundary shows transitional characteristics and was treated as a soft boundary during grade interpolation.

AMEC also conducted variography analysis (the study of the spatial variability of an attribute) of copper and gold in the main mineralized domains in each zone by constructing correlograms.

AMEC composited the assays into 5 m down-hole composites. The compositing followed the domain zone by breaking the composites on the domain code values. Capping limits were applied to the assay data prior to compositing. AMEC reviewed the compositing process and found it to have been performed correctly, after adjusting assay data for biases contained in pre-OTD231 drill holes prior to capping.

Bulk density data were assigned to a unique MineSight assay database file. These data were composited into 15 m fixed-length down-hole values to reflect the block model bench height. Bulk density values were estimated into the resource model by an averaging of composites.

Various coding was done on the block model in preparation for grade interpolation. The block model was coded according to zone and domain. Percent below topography was also calculated into the model blocks. Post-mineral dykes were assumed to represent zero grade waste cutting the mineralized rock. The shapes were used to calculate an ore-remaining percent for each block by subtracting the volume percent dyke that intersects a block from 100. This percentage was used in the resource tabulation procedures to properly account for mineralized material.

The Oyu Tolgoi estimation plans were designed using a philosophy of restricting the number of samples for local estimation. While local predictions based on the small number of samples are uncertain, this method can produce reliable estimates of the recovered tonnage and grade over the entire deposit because the global grade-tonnage curves from the estimations tend to be accurate predictors of the actual grade-tonnage curves.

Modelling consisted of grade interpolation by ordinary kriging. Inverse distance weighting to the second power was used to interpolate molybdenum grades in Southwest Oyu and Central Oyu. Also, the chalcocite blanket in Central Oyu was interpolated by grade averaging because of the small data population in this domain. Only capped grades were interpolated.

AMEC completed a detailed visual validation of the Oyu Tolgoi resource block models. This included an independent check on the smoothing in the estimates using the Discrete Gaussian or Hermitian polynominal change-of-support method.

AMEC checked the block model estimates for global bias by comparing the average metal grades from the model with means from nearest-neighbour estimates. The results displayed no evidence of bias.

AMEC also checked for local trends in the grade estimates. This was done by plotting the mean values from the nearest-neighbour estimate versus the kriged results benches, northings and eastings. The trends for copper and gold behave as predicted.

Histograms were constructed to show the frequency of sample grades within the mineralized domains. Both kriged and nearest-neighbour plots were made for copper, gold and molybdenum. The nearest-neighbour plots mimic the respective composite value distribution. The kriged results show the formation of a more symmetric distribution because of the smoothing effect caused by using multiple values from multiple drill holes to interpolate a model block value.

Preliminary Assessment Report

The Preliminary Assessment Report was completed in February 2004. In preparing the report, AAJV utilized an integrated engineering team, which included personnel from AMEC, Ausenco Limited, the mining group of GRD Minproc and SRK Consultants. The report assesses development alternatives open to IVN and charts an implementation path for developing the Oyu Tolgoi Project. AAJV then applies a series of financial analyses for different scenarios. The Preliminary Assessment Report forecasts the economic viability of both conventional open-pit and underground mining operations. The report was prepared at the scoping study level, and the capital and operating cost estimates are considered to be accurate within a range of plus or minus 35%.

The Preliminary Assessment Report includes an economic evaluation of the Oyu Tolgoi Project using inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty that the Preliminary Assessment Report will be realized. The report was filed with applicable Canadian securities regulatory authorities on February 2, 2004 and is available for review at www.sedar.com.

Mine Plan

In the Preliminary Assessment Report, AAJV concluded that Oyu Tolgoi is capable of sustaining a production rate of 40 million tpy for approximately 25 years, with annual production averaging approximately 400,000 ounces of gold per year in the early years and 480,000 tonnes of copper per year.

In the Preliminary Assessment Report, AAJV divided the Oyu Tolgoi Project into four development sites, with each of the Southwest Oyu and Central Oyu deposits representing separate sites and the Hugo Dummett deposit divided into the Hugo North and the Hugo South zones. Portions of the mineralization at South Oyu would form part of the Southwest Oyu open pit.

AAJV concluded that the Southwest Oyu, Central Oyu and Hugo South deposits are amenable to open-pit mining, using the largest available, proven equipment, including, for example, 340 to 360-tonne trucks and large-capacity shovels. In the case of Hugo South, limited in-pit crushing and conveying of ore and waste rock were incorporated into the mine plan. The open-pit cut-off strategy is to feed the highest available grade to the mills at any time and stockpile lower grade material above milling cut-off for later processing.

On Hugo North, AAJV selected underground mining by block caving as the mining method. This method would require the development of a 1,600 m deep production shaft to provide access for personnel, equipment and supplies and for hoisting ore and waste. This would be followed by lateral development to extract ore. AAJV estimates 88,200 m of lateral development and 6,400 m of vertical development. Mining would target the 2% plus copper shell identified in Hugo North.

AAJV suggests that ore can be treated in a conventional flotation concentrator, using conventional technology. An ore-processing flow sheet was proposed based upon a large flotation concentrator using conventional 40-foot-diametre semi-autogenous (“SAG”) mills, ball mills and flotation. The current estimates for capacity are 20 million tpy for the plant, with a second facility being built to accommodate a production increase to 40 million tpy. The concentrate would then be sold to smelters. AAJV assumed that electricity initially would be provided from the Chinese grid. IVN is currently in discussions with the Mongolian government and Chinese electrical power authorities with respect to such arrangements. Water resources sufficient to supply the proposed mining operation have been identified in the region. Although IMMI has obtained rights to access and explore for such water, to date IMMI has not obtained authorization for its use in potential mining operations.

AAJV determined that the project’s economics will be enhanced by its proximity to China, which could reduce the costs of transportation and electricity supply, permit the use of Chinese materials and Chinese contractors who employ Mongolian nationals during construction, achieving further savings over comparable costs in Western countries. Accordingly, capital cost estimates for the process plant were reduced to 70% of those for which a similar plant would be constructed in a Western country where mining is conducted. China would also likely serve as the natural market for copper and gold output.

Development Alternatives

AAJV considered a variety of different options in preparing the report, but ultimately selected three different levels of capital investment and production profiles: (i) a two-stage build-out option; (ii) a full-scale start-up option; and (iii) a stand-alone option.

     Two Stage Build-Out Option

The two stage build-out option involves a two-stage development over a period of 29 years. In stage one, IMMI would develop open pits at the Southwest Oyu and Central Oyu deposits and a processing plant. Initial production would amount to 17 to 20 million tpy. Production would remain at the stage one level for the first four years. Production is estimated to commence in 2007.

The first stage would be followed by a second-stage build-out that would expand the production rate to 40 million tpy in year five through the development of an underground mine at Hugo North, and a large open pit at Hugo South.

Initial capital required to bring the project into stage one production is estimated at $529 million. Operating costs of the project are estimated to increase incrementally from $130,000,000 in year one to $183,000,000 in year four, and then jump to between $235,000,000 and $255,000,000 from year five to 16 as operations on the Hugo Dummett deposit are added. Thereafter, operating costs would steadily decrease from approximately

$230,000,000 in year 17 down to approximately $118,000,000 in year 28. Aggregate G&A costs are estimated at $20,000,000 for the life of the mine.

AAJV estimates that annual operating cash flows during stage one would amount to up to $263 million per year and average approximately $145 million per year for the first four years, based on prices of $400/oz gold and $1.00/lb copper. In stage two, the project would generate after-tax cash flows ranging from $399 million to $516 million per year for 11 years assuming the same metal prices.

Gold production is expected to average 400,000 ounces per year in stage one. Total copper production is expected to be a minimum of 8.9 million tonnes (19.5 billion pounds), with years 4 through 21 greater than 300,000 tpy (661.4 million pounds) and years 7 through 15 greater than 400,000 tpy (881.8 million pounds). The initial open-pit resource is estimated at 862 million tonnes of ore grading 0.70% copper and 0.24 g/t of gold, and 2.4 billion tonnes of waste at a stripping ratio of 2.8 to one. Average life of mine metallurgical recoveries was estimated at 89.6% for copper and 65.8% for gold.

The average cash cost of copper production for the two-stage build-out option, after gold credits and at prices of $400/oz for gold and $1.00/lb for copper are 36 cents/lb in years 1 to 5 and 40 cents/lb in years 1 to 15. These cash costs include smelting charges of $60 per tonne of concentrate and refining charges of six cents per pound of copper.

     Full-Scale Start-Up Option

The full-scale start-up option involves the development of all deposits on the Oyu Tolgoi Project at the same time, with a start-up rate of 40 million tpy and a mine life of 27 years. Mining operations would include open pits at Southwest, Central and Hugo South and underground block caving at Hugo North.

Initial capital costs for for the full scale start-up option are higher than the two stage build-out option, at an estimated $1,167,000,000, principally because there is no opportunity to use cash flow from existing operations to develop Hugo North and Hugo South. Operating costs and general and administrative costs under this production option would also be higher, with operating costs averaging between $230,000,000 and $260,000,000 for the first 14 years, and then dropping incrementally therafter until reaching approximately $125,000,000 in year 26. Aggregate G&A costs for the project are estimated at approximately $20,000,000.

The development scenario for this option is substantially similar to that of stage two of the two-stage build-out option, although there are variances in cash flow generation and net present value calculations based on the difference in the timing of cash requirements and production schedules.

     Stand-Alone Option

The stand-alone option involves the fast-track development of Southwest Oyu and Central Oyu as open pits, with production targeted at an annual rate of 17 to 20 million tpy beginning some time in 2006 or 2007. This scenario was modeled to demonstrate the stand-alone economics of this portion of the Oyu Tolgoi property.

The stand-alone option represents the first stage in a two stage development in which IVN could, depending on future variables including future copper and gold prices and favourable government fiscal and tax concessions, partially self-finance the expansion of the project using internally generated cash flow.

Under the stand-alone option, open-pit mining on the Southwest Oyu and Central Oyu deposits could be fast-tracked for development. Given that the deposits are more accessible and subject to more advanced resource classification than the adjacent Hugo Dummett deposits, they are amenable to a development plan that would form the stage one building block for a two-stage development of the entire project.

Mine life for this option was estimated at 19 years. Initial capital costs are estimated at approximately $510,000,000. Operating costs would average between $104,000,000 and $111,000,000 between years one to 10, and then steadily decrease to approximately $60,000,000 in year 19. Aggregate G&A costs are estimated at $14,500,000 for the life of the mine.

Financial Analysis

AAJV included financial analysis in the Preliminary Assessment Report through discounted cash-flow modelling. The modelling was conducted on an after-tax basis, without escalation or inflation, and on the basis that the project will be 100% equity funded. The U.S. dollar was the currency used for the evaluation. No provisions were made for exchange-rate variations. In the model, IMMI identified the two-stage build out option as offering the best returns. AAJV estimated that using the two stage build-out option the Oyu Tolgoi Project could generate an after-tax IRR of 24.9%, with an associated NPV of $2.707 billion at $1.00/lb copper and $400/oz gold and based on preliminary assessments of the project’s capital costs, operating and processing costs, taxes and royalties. A leveraged project-finance case of 30% equity and 70% debt was also modelled for the two-stage build-out option. The project-finance IRR is 33.0% employing a 7% interest rate, $400/oz gold and $1.00/lb copper.

AAJV determined that the two-stage build out model produced higher NPV calculations at lower metal prices than the full-scale production option, but that the full-scale production option produced higher NPV results at process above $1.10 per pound copper. NPV of the stand alone option produced results less than one third of the other two options principally because it does not include development of the Hugo Dummett deposit.

IRR is higher in the two stage development option than the full scale production option by between three to five percentage points. This difference is likely due to the staged nature of development and higher initial financing costs.

The financial analysis estimated a payback period of between 4.7 to 7.6 years for the two-stage build out, 3.9 to 7.3 years for the full scale start-up and 2.0 to 4.7 years for the stand alone option, depending on metal prices.

AAJV also conducted a sensitivity analysis, which indicates that the rate of return is most sensitive to changes in the copper price, followed by changes in the gold price, changes to the operating costs and finally changes in capital costs. For example, at $1.10 copper and $400 gold the after-tax IRR increases from 24.9% to 28.2% and the NPV increases from $2.707 billion to $3.382 billion in the two-stage build-out option.

Project Sensitivity

		IRR Change	NPV Change
Parameter	Change	(%)	($M)
Gold Price	± $25/oz	0.7%	42
Copper Price	± $0.05/lb	2.0%	183
Initial Capital	± $120 M	2.1%	82
Smelter Charges	± $10/wmt, $0.01/lb	1.1%	100
Gold Recovery	± 1% point	0.2%	10

AAJV also performed cash flow modelling. Their analysis indicates that total cash flow available from the two stage build out option and the full scale start-up option are very similar, at between $3.2 billion to $9.3 billion depending on metal prices. In the full scale start up option, positive cash flow is achieved earlier, at between approximately 3.5 years and 6.5 years of production, than the two stage build out whose positive cash flow level would be achieved at between years 4 and 7. Maximum negative cash flow is $530,000,000 to $880,000,000 for the two stage build out and $1.2 billion for the full scale start up.

The project cash-flow analysis was based on the fiscal regime that currently would apply to the project, with tax holidays initiated upon the start-up of each 20 million tpy stage.

Summary of Development Plan and Financial Analysis

The alternative development scenarios are further summarized in the following tables, with the first table based on $400/oz gold and $0.90/lb copper, and the second table based on $400/oz gold and $1.00/lb copper.

Overview of Oyu Tolgoi Development Scenarios
(Based on $400/oz gold and $0.90/lb copper)

			Two-Stage
Decision Factor	Units	Full-Scale	Build-Out	Stand-Alone
Initial capital	US$ million	1,167	529	510
Pre-tax payback period	Years	5.6	6.2	3.7
Total cash cost(1) — first 10 years	US$/lb copper	$0.41	$0.39	$0.33
After-tax NPV — 100% equity
5% discount	US$ million	2,035	2,033	522
7.5% discount	US$ million	1,293	1,324	359
IRR
100% equity financing	%	17.5	21.2	18.9
70/30 debt-to-equity financing	%		27.8

Alternative Overview of Oyu Tolgoi Development Scenarios
(Based on $400/oz gold and $1.00/lb copper)

			Two-Stage
Decision Factor	Units	Full-Scale	Build-Out	Stand-Alone
Initial capital	US$ million	1,167	529	510
Payback period	Years	4.8	5.6	3.3
Total cash cost(1) — first 10 years	US$/lb copper	$0.41	$0.39	$0.33
After-tax NPV — 100% equity
5% discount	US$ million	2,772	2,707	705
7.5% discount	US$ million	1,845	1,814	503
IRR
100% equity financing	%	20.8	24.9	22.4
70/30 debt-to-equity financing	%		33.0

(1)	Cash cost includes all G&A, all mine-site costs (including expensing of the pre-stripping costs of Hugo South Deposit), all treatment and refining charges and penalties, all concentrate transportation costs and all royalty, lease and property imposts.

Resources used in Preliminary Assessment Report

AAJV relied on the resource estimates prepared by AMEC in the February 2003 Technical Report and the November 2003 Technical Report to prepare the Preliminary Assessment Report. Approximately 78% of the resources employed in the Preliminary Assessment Report were classified as inferred resources at the time of the study, while the remaining 22% were in the indicated category.

Mineral Inventory — Base Case Two-Stage Build-Out

Total Resource Mined

					Waste
	Tonnes	CuEq(1)	Cu	Au	Tonnes	Total Tonnes
Deposit	(000s)%		%	g/t	(000s)	(000s)
Southwest	357,185	0.78	0.48	0.48	420,667	777,852
Central	126,611	0.84	0.75	0.14	206,021	332,632
Hugo South	378,372	1.00	0.97	0.05	1,780,374	2,158,746
Hugo North (U/G)	176,539	2.21	1.99	0.35		176,539
Total	1,038,707	1.11	0.95	0.26	2,407,062	3,445,769

Resource Classification in Mineral Inventory — Base Case Two-Stage Build-Out

				Inferred
Indicated Resource	CuEq(1)	Cu	Au	Resource	CuEq(1)	Cu	Au
tonnes (000s)%		%	g/t	tonnes (000s)%		%	g/t
229,043	0.87	0.49	0.59	809,664	1.18	1.08	0.17

(1)	Calculation of copper equivalent grades are based on $0.80/lb for copper and $350/oz for gold); %Cu eq. = %Cu + Au (g/t) x (11.25/17.64).

Milling cut-off, which defines the total mill feed given in the tables above, is the break-even cut-off where the value of the recoverable metal in a tonne of ore equals the total of on-site and off-site processing and G&A costs (but not including mining costs). For this inventory, the milling cost used was $2.81 per tonne (including G&A). For conservative pit design and purposes of these tables, calculations were based on $0.85/lb copper and $375/oz gold. For purposes of the Preliminary Assessment Report, the Hugo North underground block cave mine has been planned to target the cut-off boundary for 2% plus copper equivalent mineralization.

The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

Current and Future Developments

IMMI is preparing a revised scoping study, which is currently scheduled for completion by the third quarter of 2004. IMMI has also commissioned a feasibility study for the first stage of the two stage build out option, being an open-pit operation centred on the Southwest Oyu and Central Oyu deposits, for completion by the end of 2004. The parameters of this feasibility study will include analyzing the potential for commencing construction in 2005 and the first copper concentrate shipments in 2007. There is an opportunity to “fast track” the development of the project by developing it based on the stand-alone option. This may allow IVN to commence production operations as early as 2006.

The Hugo South open pit may be the subject of a pre-feasibility study in 2004, provided IVN is able to upgrade some or all of the resources on the deposit to the measured and/or indicated classifications. The underground development schedule for Hugo North will advance in parallel with the open-pit development by sinking a shaft on the deposit, continuing the drill assessment from underground and completing pre-feasibility and feasibility studies.

Detailed studies of in-pit crushing and conveying and analysis of electric-trolley-assisted truck haulage are underway for Southwest Oyu, South Oyu, Central Oyu and Hugo South deposits to assess further reductions in operating costs.

Preparations are under way for the drilling of 200 millimetre core holes on Southwest Oyu to generate a representative 120-tonne sample for feasibility-level metallurgical testing to define the expected throughput of a 40-foot SAG mill and downstream components.

IVN is also analyzing several additional factors in connection with the ongoing development of the Oyu Tolgoi Project to increase the potential size and scope of the project. These matters will be considered in connection with forthcoming scoping, pre-feasibility and feasibility studies, although there is no guarantee that any of these items will positively affect the viability of the Oyu Tolgoi Project. Some of the matters that will be considered includes incorporating into the mine plan resources defined in previous drilling but not included in the current development scenarios, expanding concentrator capacity to process lower grade material that is being stockpiled in the current development scenarios and adding on-site smelting capacity.

Monywa Copper Project, Myanmar

Project Description and Location

The Monywa Copper Project is located in west central Myanmar, approximately 5 km west of the town of Monywa. The site is approximately 110 km west of Mandalay and 832 km by road north of the capital city of Yangon, and is situated on the west bank of the Chindwin River, near its confluence with Yama Stream.

The Monywa Copper Project comprises four mineralized deposits: Sabetaung, Sabetaung South, Kyisintaung and Letpadaung. The two Sabetaung deposits and Kyisintaung are adjacent to each other and have been developed as the S&K Mine, the first phase of the Monywa Copper Project. The fourth deposit, Letpadaung, is approximately seven km southeast of the S&K Mine site and is to be the subject of the second future development phase of the Monywa Copper Project. The S&K Mine site property covers approximately 3,059 hectares and the Letpadaung deposit covers approximately 3,269 hectares.

The Monywa Copper Project is a joint venture between IVN’s wholly-owned subsidiary, Ivanhoe Myanmar Holdings Ltd., and Mining Enterprise No. 1, an entity wholly-owned by the Government of Myanmar. IVN holds a 50% interest in the joint venture, which operates through Monywa JVCo, a company incorporated under the laws of Myanmar. Monywa JVCo operates the S&K Mine, an open-pit mine using heap leach SX-EW technology designed to produce LME Grade A cathode copper. Monywa JVCo also plans to develop copper mining operations on the Letpadaung deposit.

For the first five years of production, Monywa JVCo paid royalties to the Myanmar Ministry of Mines in respect of cathode copper sold by the Monywa joint venture at a rate of 2% of the value of cathode copper sold. Commencing in 2004, the royalty rate increases to 4% plus an amount equal to 2% of the value of cathode copper sold during the first five years of commercial production, amortized and payable in equal instalments over the following five years. Monywa JVCo must pay all such royalties in cash or in kind at the option of the Myanmar Ministry of Mines. Monywa JVCo must also pay rent to the Myanmar Ministry of Mines at an annual rate of $500 per square kilometre.

The Monywa joint venture is governed by an agreement which provides that the joint venture will operate on each deposit for twenty years from the date of commencement of commercial production on such deposit. The joint venture may apply for an extension for an additional five-year period if the board of directors of Monywa JVCo determines that further production is technically feasible and economically viable, subject to receipt from applicable Myanmar governmental authorities of all necessary approvals to continue operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Monywa Copper Project is located approximately 110 km west of Mandalay, Myanmar’s second largest city. Several villages are located in and near the mine site. The mine townsite, Nyaungbingyi on the west bank of the Chindwin River and Monywa on the east bank are the nearest population centres. Monywa, which is the main supply centre in the area, has a population of approximately 500,000.

The mine site is situated on the west bank of the Chindwin River to the east of the Chin Hills, within Myanmar’s flat central plains. Elevations range from 75 m above sea level on the banks of the Chindwin River, to about 330 m above sea level at the crest of the Letpadaung Hills. The area is characterized by dry zone vegetation consisting mostly of low growing shrubs and grasses together with cultivated fields. The area has a dry, continental monsoon type climate. Winters are warm and very dry, while summers can be extremely hot with thunderstorm activity and localized flooding.

Yangon is the major entry point for Myanmar with regular air service from Yangon to Mandalay. The mine site is accessible by paved road from Mandalay. The drive takes about three hours and culminates in a ferry crossing of the Chindwin River. The mine site can also be reached from the town of Pakokku on the Irrawaddy River by way of an unimproved road on the western bank of the Chindwin River. The town of Monywa is also linked by rail to Mandalay and Yangon. The Irrawaddy and Chindwin Rivers also provide a viable shipment route for copper, bulk supplies and heavy equipment to and from Yangon and the mine site.

History

The existence of copper mineralization in the Monywa area has been known for centuries. Ancient copper extraction from shallow oxidised ores is evidenced by slag remnants in some of the villages surrounding Sabetaung.

In the early 1900s, a British company registered gold and copper claims in the Letpadaung area. Several existing small adits were probably excavated around that time. During the 1930s, attempts were made to extract copper from malachite and other minerals which occur locally within the Letpadaung deposit. Extensive workings were opened, but soon abandoned, as the attempts were unsuccessful.

In the mid-1950s, the Burma Geological Department and a survey team from Yugoslavia visited the area as part of a regional reconnaissance and recommended further study. Between 1957 and 1960, the Burma Geological Department, using a foreign contractor, undertook an economic survey of the Monywa copper region. This work was followed up with additional drilling by the Burma Geological Department.

From 1972 until 1976, the Japanese Overseas Technical Co-operation Agency financed a programme of exploration and pilot plant studies leading to a feasibility study for the Sabetaung and Kyisintaung deposits. The programme included underground exploration at Sabetaung. A number of holes were drilled in the Sabetaung and Kyisintaung deposits. The Japanese built and operated a 50 tonne per day pilot plant and planned a mill and smelter project that was never implemented.

In June 1978, an agreement for development of the Sabetaung and Kyisintaung deposits was signed between Mining Enterprise No. 1 and Bor Copper Institute of Yugoslavia. The programme was funded, in part, by the government of Yugoslavia. Bor Copper Institute prepared a full feasibility study and mine plan which served as the basis for construction of a concentrator complex to process 8,000 tonnes per day of ore from Sabetaung, Sabetaung South and Kyisintaung and to produce copper concentrates for export. During the mid-1980s the parties mined feed ore from the Sabetaung pit only, although they also carried out limited stripping at Kyisintaung.

IVN and Mining Enterprise No. 1 entered into an agreement in March 1994 to carry out feasibility studies on the Sabetaung and Kyisintaung deposits, to construct a pilot plant to test the use of an SX/EW process on Sabetaung ores and, subject to feasibility, to enter into a joint venture to develop the Monywa Copper Project. The parties also agreed to carry out additional feasibility studies on the Letpadaung deposit.

In April 1996, IVN and Mining Enterprise No. 1 formed Monywa JVCo and entered into a joint venture agreement to develop the S&K Mine. In September 1997, Monywa JVCo entered into project financing, construction and marketing agreements with Marubeni U.K. P.L.C. and Nissho Iwai Europe P.L.C., a syndicate of Japanese trading houses, for a $90 million project loan facility to finance construction of the S&K Mine. During 1998 and 1999, the project loan facility was used, in part, to pay a $75 million lump sum engineering, procurement and construction contract that was awarded to a consortium of Marubeni Corporation and Chiyoda Corporation, a Japanese engineering and construction concern. Monywa JVCo also entered into a long-term sales agreement with Marubeni Corporation in which Marubeni Corporation agreed to purchase copper cathode produced by the S&K mine during the first seven years of operation. Monywa JVCo completed construction of the S&K Mine mining and processing facilities in 1998 and the project achieved full commercial production at a rate of 25,000 tonnes of copper cathode per annum by the end of 1998.

Geological Setting and Mineralization

Regional Geology

The Monywa copper district is located along the generally north-trending Inner Volcanic Arc which bisects the Inner Burman Tertiary Basin tectonic province. That province coincides with the Central Lowlands physiographic province. Elevations in the district range from about 70 to 330 m. There are four known copper deposits within the district: Sabetaung, Sabetaung South, Kyisintaung, and Letpadaung, all of which occur in andesitic intrusive plugs of late Tertiary age and associated older Tertiary pyroclastics and sediments. The plugs form hills above a generally flat plain.

Pyrite and primary and secondary copper sulfide minerals, mainly chalcocite, occur in hydrothermal breccias, as fracture fillings, and as disseminations in a supergene enriched zone, in a mixed secondary and primary zone, and in a primary zone below an oxidized leached cap that contains essentially no copper values. The hydrothermal breccias are controlled primarily by fractures, and the primary copper mineralization occurs predominantly in and associated with the breccias and in fractures.

Local and Property Geology

The Sabetaung deposit is currently being mined by open pit methods. The dimensions of the mineralized zone are approximately 500 m by 500 m and the deposit has been tested by drilling to depths of 300 m. Copper mineralization in the zone occurs as subparallel narrow chalcocite-pyrite veinlets, fracture fillings and irregular hydrothermal breccia bodies hosted in intermediate volcanic rocks, dacite porphyries and possibly tuffs. Chalcocite appears to be replacing pyrite to varying degrees and some veinlets up to 10 centimetres wide contained better than 50% chalcocite.

The Sabetaung South deposit is located some 500 m southeast of the Sabetaung pit. The host rock is comprised of hydrothermal breccias which typically display rounded and mixed clasts of either sediment fragments or tuffs in a matrix comprised of rock, flour-silica and iron oxides after sulphides. The surface dimensions of the brecciated zone are approximately 200 m by 250 m. Drillhole data indicates that leaching extends to a depth of 40 m, and that a chalcocite-bearing zone is developed over a depth of more than 100 m below the leached zone.

The Kyisintaung deposit is an area of widespread intense acid sulphate leaching developed over dacite porphyry-hosted fracture and breccia-related chalcocite mineralization. Silicification predominates, with minor kaolinite being developed in the argillized periphery of the deposit. Drilling indicates that the thickness of the intensely leached cap is up to 200 m and that it is underlain by a major zone of chalcocite enrichment. Chalcocite occurs predominately as thin coatings on pyrite which occurs as disseminations and fracture fillings in the host rock. Mineralized hydrothermal breccias often contain greater than 2% total copper and appear to be the primary mineralization within the deposit.

The Letpadaung deposit encompasses approximately five square km and crops out as a cluster of fault bounded hills above a generally flat plain. The Letpadaung deposit is bounded on the north by the Chindwin Basin Fault and approximately 1,000 m to the south by the subparallel Monastery Fault Zone. The block bounded by the Chindwin and the Monastery faults hosts the majority of the Letpadaung ore body. Within this fault bounded block is a complex system of northeast and northwest faults. Episodic hydrothermal brecciation is the most striking geologic feature related to mineralization at the Letpadaung deposit. Hydrothermal breccia occurs within northwest and northeast trending, lozenge shaped breccia dikes which pinch and swell in all directions. Individual breccia dikes range from a few centimetres to over five m in thickness. The breccias are the main control of high-grade copper mineralization and are preferentially developed in the more brittle, silicified alteration zones. These northeast trending zones and swarms were considered to be the dominant control on mineralization, but the recently recognised northwest trending zones and swarms are now known to exert a strong control on the location and orientation of mineralization along the Monastery and northwest faults.

Mineralization

Chalcocite is the predominant copper sulfide mineral in the Monywa deposits. The chalcocite is believed to be mostly secondary and occurs as thin coatings on pyrite. Pyrite occurs in fracture fillings (veins), breccias and vugs, and is disseminated in the groundmass of the rock. Primary chalcocite also occurs in crystalline form in vugs, fractures, and breccias and as graphic intergrowths in pyrite. The deposits can be classified as belonging to the acid-sulfate (high-sulfidation) type.

Exploration, Drilling, Sampling and Analysis

Drilling was carried out by Monywa JVCo on the Sabetaung, Sabetaung South and Kyisintaung deposits consisting of exploration holes and holes for condemnation, continuity studies, water and geotechnical studies.

Monywa JVCo has information on 269 historical core holes totalling about 52,000 m drilled by third parties in the Kyisintaung, Sabetaung, and Sabetaung South deposits from 1958 to 1983. All of these holes have been included in the Monywa JVCo computer database. All but six of these holes are vertical. In 1994 and 1995, Monywa JVCo drilled 101 exploration-development core holes totalling about 18,000 m, 18 core holes totalling about 2,000 m for metallurgical test samples, and 24 reverse circulation holes for a grade continuity study in the Sabetaung pit, totalling 730 m, for a total of 143 holes and about 21,000 m. Sixty-three of the exploration-development holes are angle holes and 38 are vertical holes.

Monywa JVCo has also established a computer database in respect of the Letpadaung deposit based on information received from a total of 533 drill holes, of which 304 are exploration drill holes totalling 92,575 m of diamond drill core which were drilled, sampled and assayed under Monywa JVCo’ supervision between 1994 and 1996. The remaining drill holes were completed for hydrological, metallurgical or condemnation purposes.

Monywa JVCo also recovered information and compiled an electronic database for 143 drill holes totalling 31,286 m which were drilled between 1957 and 1986 under the direction of a number of Burmese and Myanmar governmental agencies. Due to data inaccuracies, including unreliable drill hole location, poor core recovery, unsatisfactory assay reliability and potentially inadequate drilling direction, Monywa JVCo disregarded these drilling results for resource evaluation purposes. However, Monywa JVCo used the data from these holes for statistical comparison with its own database.

All drill core from the Monywa JVCo drilling was logged systematically by IVN Group geologists for geotechnical and geological information. The core was photographed and sampled, generally in two-m intervals.

Sampling was done by sawing the core in half. One half is stored at the Monywa Copper Project site. The other half was sent to the joint venture’s analytical laboratory, where it was crushed and pulverised. The coarse rejects and a subsample of the pulverised core are stored at the laboratory. An identical subsample was sent to Inchcape Testing Services of Jakarta, Indonesia, for total copper analysis. Monywa JVCo also analysed onsite most copper-mineralised samples for total copper by atomic absorption analysis.

Partial copper analyses, (acid-soluble and cyanide-soluble copper) were performed on part of the database. Cyanide-soluble copper assay results were then used to establish numerical relationships between total copper and cyanide-soluble copper.

Quality control procedures were followed for the Monywa JVCo sample preparation and all analytical processes. An electronic database was created at the Monywa mine site office and contains all the geological and related exploration data, including analytical data. All original hard copy documentation is kept at that office.

In 2004, Monywa JVCo commenced in-fill diamond drilling at the Sabetaung deposit. The first phase of drilling, to be completed over three months in the Spring of 2004, will consist of 28 holes, totalling approximately 1,800 m, of varying depths from 50 to 120 m. The drilling is targeting possible high-grade feeder structures to the southeast of the Sabetaung pit and to depth.

The objectives of the drilling are to test for a potential increase in ore reserves in the Sabetaung and Sabetaung South pits, upgrade some or all of the resource by moving the current large, inferred portion of the resource into the higher, measured and indicated categories, redefine copper grades and develop a new resource model, provide information to extend the current Sabetaung Pit to the north and to the east of the current Sabetaung Pit limits, provide information on the extent of the Sabetaung South Pit and identify potential target areas for further drilling in the Sabetaung Pit area to the east and southeast.

Mineral Resources and Reserves

Estimates of copper reserves and resources at the Sabetaung, South Sabetaung, Kyisintaung and Letpadaung deposits are as of December 31, 2003. Reserves and resources are categorized in accordance with the JORC Code. The principles and procedures of the JORC Code and CIM Standards are closely aligned and mineralization categorized as measured, indicated and inferred resources and as proved and probable reserves under the JORC Code would be reported under identical categories pursuant to CIM Standards. Estimated measured and indicated mineral resources include those mineral resources modified to produce estimated ore reserves. Resources which are not reserves do not have demonstrated economic viability. Reserve and resource estimates reflect 100% of the deposit. IVN’s share is 50%.

Ore Reserves
December 31, 2003

Deposit	Proven		Probable		Total
	Tonnes	Grade(1)	Tonnes	Grade(1)	Tonnes	Grade(1)
	(millions)	(%)	(millions)	(%)	(millions)	(%)
Sabetaung	—	—	15	0.37	15	0.37
South Sabetaung	—	—	8	0.33	8	0.33
Kyisintaung	—	—	182	0.37	182	0.37
Letpadaung	506	0.45	298	0.40	804	0.43

(1)	Cutoff grade for all deposits other than Letpadaung is 0.15%. Cutoff grade for Letpadaung is 0.10%.

Mineral Resources
December 31, 2003

Deposit	Measured		Indicated		Total		Inferred
	Tonnes	Grade(2)	Tonnes	Grade(2)	Tonnes	Grade(2)	Tonnes	Grade(2)
	(millions)	(%)	(millions)	(%)	(millions)	(%)	(millions)	(%)
S&K Mine(3)	—	—	205	0.37	205	0.37	16	0.32
Letpadaung	576	0.43	491	0.35	1,067	0.39	408	0.31

(1)	Represents aggregate measured and indicated resources excluding inferred resources.

(2)	Cutoff grade for all deposits other than Letpadaung is 0.15%. Cutoff grade for Letpadaung is 0.10%.

(3)	Includes Sabetaung, Sabetaung South and Kyisintaung deposits.

The Sabetaung resource model was estimated using the technique of multiple indicator kriging, while the South Sabetaung and Kyisintaung deposits were estimated using the technique of ordinary kriging. The Sabetaung South and Kyisintaung reserves were estimated by running the Whittle Pit Optimization computer program to determine the economic ultimate pit limits. The estimates assume mining costs of $0.44 per tonne, processing costs of $1.75 per tonne, general and administrative costs of $0.87 per tonne, production at the rate of 25,000 tonnes of cathode copper per year, 81% recovery and a copper price of $0.80 per pound.

The Letpadaung resource model was estimated using the technique of multiple indicator kriging. The reserve was then estimated by running the Whittle Pit Optimization computer program to determine the economic ultimate pit limits. The estimates assume mining costs of between $1.10 and $1.78 per tonne, processing costs of $0.76 per tonne, general and administrative costs of $0.23 per tonne, production at the rate of 125,000 tonnes of cathode copper per year, 81% recovery and a copper price of $0.80 per pound.

Mining Operations

The S&K Mine was originally designed to produce 25,000 tonnes per annum of cathode copper using heap-leach, SX/EW extraction technology. Construction commenced in September, 1997 and Monywa JVCo produced its first copper from the mine on November 1, 1998. Monywa JVCo’s capital cost of the S&K Mine was approximately $150 million of which $90 million was provided under a credit facility agreement with Marubeni U.K., PLC and Nissho Iwai Europe, PLC. In August 1999, Monywa JVCo completed construction of the S&K Mine, at which time the project loan, previously non-recourse only to Mining Enterprise No. 1, also became non-recourse to IVN. As of February 28, 2004, Monywa JVCo has repaid approximately $67.5 million in principal against the credit facility and all accrued interest.

The S&K Mine consists of an ore plant and processing related facilities and mining operations on the Sabetaung, Kyisintaung and Sabetaung South deposits. Monywa JVCo uses heap leach pads to process the ore. Monywa JVCo is currently concentrating mining efforts on Stage 3 located in the north east of the Sabetaung pit and in the adjacent Sabetaung South pit. Ore grade in these areas has been consistently higher than expected and during the quarter ended December 31, 2004 ore grade averaged 0.7% copper.

In recent years Monywa JVCo has encountered ore zones with a high proportion of clay. The clay material increases the proportion of fine material in processing, which reduces the efficiency of leach kinetics and copper extraction. In 2001, all Sabetaung, Sabetaung South and Kyisintaung exploration drill core was re-logged to determine clay content in order to address an increase in clay content in the ores. The clay content information was incorporated into a computer database, allowing Monywa JVCo to generate mine plans, and thereby ensure that clay ores are blended with harder ores so as to ensure maximum percolation of solutions through the heap. During 2002, Monywa JVCo constructed and operated a pilot fines material removal plant. Based on the success of the pilot plant, a fines removal plant is being constructed as an addition to the crushing circuit and is expected to remove a sufficient amount of fines to permit optimum copper leach extraction.

Monywa JVCo has also increasingly relied on run of mine stacking of heaps. This improves leaching performance by allowing improved cell aeration and by preventing irrigation within cells from being blocked by the migration of clay and fine materials. In the last 3 years average recovery from all cells stacked has increased by 20% as a result of the new advanced cell stacking practices.

Monywa JVCo’s production at the S&K Mine has consistently exceeded the annual target capacity for production of 25,000 tonnes of cathode copper, producing 25,911 tonnes of cathode copper in 2001, 27,543 tonnes of cathode copper in 2002 and 27,870 tonnes of cathode copper in 2003. In 2002 Monywa JVCo began to increase processing capability through a program of expanding electrowinning capacity. This expansion program is being implemented in conjunction with a plan to develop the Letpadaung deposit. See “Planned Development Activities — Development of Letpadaung". In addition to adding electrowinning cells at the S&K Mine, Monywa JVCo has increased the leach pad area of the mine to maintain the increased cathode production and is increasingly utilising run of mine dumps to supplement crusher capacity and improve copper recoveries. By the last quarter of 2002, Monywa JVCo had the capacity to produce copper at annualized rates of approximately 31,000 tpy. Further expansion since that time has increased capacity so that Monywa JVCo is now capable of producing copper cathode from the S&K Mine at a rate of approximately 33,000 tpy.

Actual production has been less than maximum capacity in those years due to down-time required for up-grades, maintenance and repairs. The expansion program is currently scheduled for completion by the fourth quarter of 2004, at which time the planned capacity is expected reach 39,000 tpy.

Monywa JVCo’s cash costs for the S&K Mine during 2003 (before inventory allowances) averaged $0.41 per pound of copper compared to $0.37 per pound of copper in 2001. Average sales price for cathode copper produced from the mine in 2003 was $0.79 per pound, compared to $0.70 per pound in 2002.

Monywa JVCo has developed and implemented an environmental management plan for the S&K Mine. Under the plan, Monywa JVCo will perform reclamation procedures during and subsequent to the mine’s operating life. Reclamation will be funded by ongoing operating and capital allowances. This plan has been reviewed and accepted by an independent engineer and adopted by the Monywa JVCo Board of Directors.

Monywa JVCo has documented an Environmental Management Plan and implemented the programs and systems necessary to have been awarded AS/NZS ISO14001 environmental certification for the S&K mine in 2001. In 2003 Monywa JVCo was awarded AS/NZS ISO9001, the Quality Management System, and AS/NZS4801, the Occupational Health & Safety Management System in recognition of its Safety and Quality Management Systems.

Marketing Arrangements

Monywa JVCo is a party to a copper sales agreement dated September 23, 1997 with Marubeni Corporation, whereunder Monywa JVCo has agreed to sell, and Marubeni Corporation has agreed to purchase, 25,000 tpy of cathode copper from the S&K Mine. Sale prices are negotiated from year to year based on the market price of LME Grade A cathode copper. Shipping rates and insurance costs are adjusted annually to reflect actual costs. Marubeni Corporation receives a sales commission of one percent (1%) of the negotiated sale price. Throughout the term of the copper sales agreement, Marubeni Corporation has the exclusive right to market copper produced from the Monywa Copper Project throughout the world. The copper sales agreement will expire on December 31, 2005 unless, prior to that date, copper shipments to Marubeni Corporation exceed 175,000 tonnes or Monywa JVCo entirely repays all outstanding Monywa Copper Project construction loans, in which case the agreement will expire on December 31 of the year in which either such event first occurs.

In December, 2001, LME registered the cathode copper produced from S&K. LME registration certifies that copper produced from the mine meets LME standards for purity, shape and weight as specified by its special contract rules. LME registration means that S&K produced copper cathode can be sold at premium prices.

Planned Development Activities

Development of Letpadaung

IVN originally planned to obtain project financing to develop a mining operation capable of producing between 50,000 and 125,000 tpy of cathode copper at the Letpadaung deposit as the second phase of the Monywa Copper Project. Due to an inability to arrange project financing on favourable terms, IVN contracted Ausenco to prepare the Letpadaung Report to expand mining operations to the Letpadaung deposit using internal cash flow from the S&K Mine and a limited capital injection. Ausenco completed the Letpadaung Report in January 2003.

In the Letpadaung Report, Ausenco states that it is possible for Monywa JVCo to incrementally increase production capacity through a series of increases in infrastructure. Ausenco contemplates a six stage process, which would extend over four to seven years depending on whether Monywa JVCo implemented a “slow-track” or “fast-track” process. As the stages advance, Monywa JVCo would install an increasing amount of infrastructure both at the S&K processing facility and at the Letpadaung deposit site. By Stage 5 (between 2006 to 2010), Monywa JVCo would be capable of processing 90,000 tpy of copper cathode from the Letpadaung Deposit and 39,000 tpy from the S&K Mine deposits. The activities contemplated in the six stages are as follows:

Stage	Production tpy	Description
1	33,000	extend S&K Mine tank house and install eight additional electrowinning cells
2	39,000	extend S&K Mine tank house and install 22 additional electrowinning cells at S&K, pre-strip Letpadaung deposit and construct mining infrastructure; construct leach pads, solution handling ponds and overland pipeline to S&K Mine
3	69,000	construct 30,000 tpa SX-EW module, power and water supply, solutions handling pond no. 2 at Letpadaung
4	99,000	construct 30,0000 tpa SX-EW module, expand power supply and construct leach pads and solutions handling pond no. 3 at Letpadaung
5	129,000	construct 30,000 tpa SX-EW module, crushed ore leach pads, tailings dam facilities at Letpadaung
6	129,000	construct primary and secondary crushing facilities, crushed ore leach pads, tailings dam facilities at Letpadaung

Stage one was completed in 2003 and Stage 2 is anticipated to be completed by the fourth quarter of 2004. Monywa JVCo plans to commence an aggressive growth strategy at Letpadaung where 30,000 tonnes per annum SX/EW modules are installed each year between year three to year five to obtain a total of 90,000 tonnes per annum of production from Letpadaung by year 5. The capital cost of the initial two stages will total $4.2 million. The life of the project is estimated to be 25 years.

Other Development Activities

Myanmar Electric Power Enterprise is responsible for supplying power to the project. The total estimated average power requirement for the project is estimated to be 70 megavolt amperes. The Letpadaung development plan contemplates the installation of a 215 km, 230 kilovolt, 90 megavolt ampere overhead transmission line from Thazi to Letpadaung. Thazi is located south of Mandalay on the main national electricity distribution grid. This connection was chosen after extensive study of power supply options by Monywa JVCo’s advisors in consultation with Myanmar Electric Power Enterprise.

As an alternate source of power, Monywa JVCo has encouraged several interested parties to study the possibility of building a natural gas or coal-fired power plant in the Monywa area. A Japanese group has funded a study which would involve using local coal from deposits north of Monywa. Several companies are also reviewing the use of domestic sources of natural gas as a fuel source.

Savage River Iron Ore Project, Tasmania, Australia

Property Description and Location

IVN’s wholly-owned subsidiary ABM, operates an iron ore (magnetite) mine and produces iron ore pellets and magnetite concentrate at integrated Savage River and Port Latta facilities in Tasmania, Australia. The Savage River iron ore mining operation is situated on approximately 2,400 hectares of leasehold land, 110 km by paved all-weather road from the City of Burnie on the northwest coast of Tasmania. ABM uses an 83 kilometre pipeline to transport concentrate, in the form of slurry, from Savage River to Port Latta. At Port Latta, ABM processes the bulk of the concentrate into iron ore pellets which are stockpiled and loaded onto ships for delivery to ABM customers.

The Savage River magnetite deposit is located on the northwest coast of Tasmania, within the municipality of Wynyard-Waratah, at an elevation of 229 m. The regional terrain is rugged and mountainous, and covered with dense rain forest. Local vegetation includes undisturbed rain forest but in the area of the mine it is mainly wet eucalyptus and acacia with open heathland. The mine and concentrating plant are both in the Savage River valley, with the Savage River flowing through the mine site and ultimately discharging into the Pieman River, which then flows westward to the coast.

The Port Latta pelletising and shiploading facility is located on Sawyer Bay, on Tasmania’s northwestern coast approximately 20 km east of Stanley and 50 km west of Burnie. The pelletising plant is situated on a narrow strip of relatively flat coastal land.

ABM holds the Savage River Project through its indirect subsidiary, Goldamere. In September 1996, Goldamere entered into an agreement with the State Government of Tasmania (the “State of Tasmania”) pursuant to which Goldamere agreed to carry out a feasibility study respecting the possible redevelopment of mining operations at the Savage River mining site. In December 1996, Goldamere and the State of Tasmania entered into an asset purchase agreement whereby Goldamere agreed to purchase from the State of Tasmania the assets relating to the Savage River mining operation and the Port Latta pelletising and shiploading facilities for a deferred payment of Aus$13 million. The government further agreed to indemnify Goldamere against liability resulting from any pre-existing or on-going environmental pollution or contamination caused by past operations.

In May 1, 1997, Goldamere and the State of Tasmania entered into a mining lease for a term of 30 years, whereby Goldamere leased the Savage River iron ore mine site for the purpose of carrying on mining operations. Goldamere agreed to pay annual rent in the form of royalties. The royalty rate comprises an ad valorem royalty of 1.6% of net sales plus an annual profit royalty of a maximum of 40% of the profit margin for the immediately preceding year. The sum of both royalty payments is limited to a maximum of 5% of net sales.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Savage River iron ore mine is relatively isolated, being situated 43 km off the Murchison Highway which links the northwest and western coasts of Tasmania. The nearest major town by road is Burnie (population 20,000) located about 98 km from the mine site.

The Port Latta pelletising and shiploading facilities are located on Sawyer Bay, on Tasmania’s northwestern coast approximately 144 km north (by road) of the mine site. The nearest towns are Stanley (population 576), 21 km to the northwest (by road), Smithton (population 3,495), 29 km to the west and Wynyard/Burnie, which lies 59 km to the southeast on the north coast.

Climate

There are no climatic extremes experienced at the Savage River mine site or the Port Latta facilities and few conditions which affect production operations. Mine haulage can be affected by high rainfall and shiploading operations may be delayed by winds above 30 knots. Rainfall distribution in western Tasmania is generally high throughout the year, with June to September being the wettest months and December to March the driest. Drought conditions are rare. Average annual rainfall at the Savage River mine site is 1,953.9 millimetres while average annual rainfall at Stanley and Port Latta are 935.8 millimetres and 940.4 millimetres, respectively.

At Savage River, mean monthly minimum and maximum temperatures range from between 3.5 and 9.3°C in July to between 9.9 and 20.1°C in February. Mean monthly minimum and maximum temperatures at Stanley range from between 6.5 and 12.0°C in July to between 12.9 and 20.6°C in February, and at Port Latta from between 4.8 and 12.5°C in July to between 12.4 and 21.4°C in January. Although not exposed to extreme and persistent winter conditions, the Savage River mine area is subject to an average of 24.6 days of frost and 5.5 days of snow per year. The coastal setting at Stanley experiences an average of 11.3 days of frost per year and no snow.

Local Resources and Infrastructure

All surface rights necessary to carry on mining operations at the Savage River mine site are held on a leasehold basis. The initial mining lease (11M/97), entered into in 1997, has a term of 30 years. Goldamere applied for 4 additional leasehold areas contiguous with its existing leasehold to accommodate all foreseen extensions of the pit on the south ore body and for tailings and waste dump purposes. Mining Lease 2M/2001 was granted on November 7, 2001 for thirty (30) years, to replace 11M/97 and incorporates the additional lease areas into a single mining lease over the operation.

Infrastructure is well established from previous operations and Goldamere has undertaken extensive refurbishment of facilities. Maintenance buildings and offices are appropriate to the needs of the operation. The workforce is generally drawn from local towns in the immediate area, with on-site single status accommodation provided at Savage River on a weekly basis for most employees.

Experienced plant operators, backed by technical and professional staff, run the Savage River processing and plant operations. Activities carried on by previous operators ran continuously for 30 years from 1967. This has resulted in a large pool of experienced operations and maintenance personnel who live in the local area. Tasmania is considered to be a highly liveable location and ABM has had no difficulty in recruiting suitably trained and experienced personnel.

Heavy parts and bulk materials are transported from the mainland by sea to the local port of Burnie. Road access to the mine site is via the all-weather Murchison Highway south from Burnie and thence west to the mine site on a sealed road. Burnie is served by commercial commuter air service from Melbourne several times daily.

Concentrate from the mine is transported in slurry form via an 83 kilometre pipeline to the pelletising plant at Port Latta. Final product pellet shipments are loaded onto bulk carriers at the purpose-built jetty, which can accommodate vessels of up to 125,000 tonnes capacity. The jetty, adjacent to the pellet plant, is equipped with bulk loading facilities and is serviced by tugboats to assist in the berthing of bulk carriers.

Both sites are connected to the Tasmanian power grid and electricity is purchased from Aurora Energy, the Tasmanian power retailer. Available power is sufficient for the project and future expansion. Water supplies to the concentrator operation are plentiful through local established storage dams and reclamation from tailings. Water at Port Latta is reclaimed from the concentrate slurry and is supplemented by a local borefield.

In March 2001 ABM signed a 10 year gas supply agreement with Duke Energy International to supply natural gas to ABM at the Port Latta pellet plant, enabling ABM to convert its fuel oil furnaces to natural gas. This contract was later reduced through a Deed of Variation to a five year contract with a schedule of contractual repayments but with an option to revert to the 10 year contract should mine life extend beyond 2007. The gas is supplied by marine pipeline across the Bass Strait from Longford in Victoria to Bell Bay in northern Tasmania, with a branch line extending to Port Latta in northwestern Tasmania. ABM completed the conversion to natural gas in 2003.

Physiography

The Savage River mine site is located in a steep valley incising the easternmost extension of the Western Ranges physiographic region of central west Tasmania. The mine site lies at an elevation of between 200 and 350 m in the Savage River valley. The immediate surroundings consist of a series of sub-parallel ridges to the northwest and southeast. Further to the northwest and southeast, the ridges give way to more mountainous terrain with peaks of 700 to 800 m. Mount Bertha, which peaks at 703 m and is the highest mountain in the northwest of Tasmania, is located north of the mine site.

The slurry pipeline to Port Latta traverses east of Mount Bertha, climbing from the Savage River mine site for 25 km to an altitude of approximately 520 m. It then descends over 56 km to the northwestern coastline, crossing the Rapid, Arthur and Black rivers en route. Port Latta itself is located on the foreshore of Sawyer Bay, which is an open, 25 kilometre stretch of coast, protected to the northwest by a headland leading out to North Point and to the east by Rocky Cape.

History

Magnetite mineralization was discovered at Savage River in 1877. For many years, interest in the deposit centred on the copper and gold potential of the area. Adits were developed in the hillsides but no significant base or precious metal mineralization was identified. Exploration of the prospect was carried out by the Bureau of Mineral Resources in 1956, including ground and air magnetometer surveys. In 1957 and 1959, diamond drilling was undertaken.

In 1965, Savage River Mines Limited, a joint venture of Australian, Japanese and United States interests, was formed to develop the Savage River deposit. Open cut mining commenced in 1967 and continued until 1996. A magnetite concentrate was produced and exported, principally to Japan. Between four and six million tonnes of ore were mined per annum producing approximately 1.5 to 2.3 million tonnes of concentrate averaging 67% iron in grade. Over a 30 year period 137 million tonnes of ore were mined and processed and 58 million tonnes of magnetite concentrate was produced, pelletised and exported.

In 1995, Savage River Mines Limited decided to close the operation and mining ceased in April 1996. However, in October 1995, Goldamere commenced discussions with the Tasmanian government to take over the Savage River mine site and continue the mining, production and export of pellets. Plans were based on a cut back and expansion of the open pits, a river diversion to provide access to high grade ore, and changes to the mining and ore haulage methods. After various discussions and proposals, Goldamere was granted an Authority to Prospect and commenced an infill and confirmatory drilling programme.

During 1996, Goldamere carried out feasibility studies and entered into a series of agreements with the Tasmanian government to acquire and operate the Savage River mine. See “Property Description and Location”. Goldamere commenced site construction work in 1997. A third party contractor was retained to undertake mining and to operate and maintain the conveyor, concentrator, slurry pipeline system, pelletising plant and shiploading facilities. Waste stripping commenced in September 1997 and mining and milling began the following month. Goldamere began replacing the third party contractor’s personnel with its own staff and eventually assumed full control of operations in May 1999.

In December 2000, the Corporation acquired all of the issued and outstanding shares of Goldamere’s parent, ABM in exchange for common shares of the Corporation.

Geological Setting and Mineralization

Regional Geology

The Savage River magnetite deposit lies within and near the eastern margin of the Proterozoic Arthur Metamorphic Complex in northwestern Tasmania. This complex is exposed along a northeast-southwest trending structural corridor, the Arthur Lineament, which separates Proterozoic sedimentary rocks to the northwest from a variety of Palaeozoic rocks to the southeast. The Arthur Metamorphic Complex in the vicinity of Savage River is dominated by the Whyte Schist that is subdivided into an eastern and western sequence. The eastern sequence consists predominantly of quartz-mica rocks including thin micaceous quartzite beds, schist and phyllite. The western sequence is characterised by amphibolite, chlorite and albite schist or quartz-muscovite schist. The grade of metamorphism has been interpreted to range from upper greenschist to amphibolite facies metamorphism.

Local and Property Geology

The magnetite deposits at the Savage River mine site represent the largest of a series of discontinuous lenses that extend in a narrow belt for some 25 km south of what was formerly the Savage River township. The deposit is subdivided into sections on the basis of areas that have been mined. These areas are referred to as Centre Pit, South Lens and North Pit. A new deposit has been discovered to the south of Centre Pit and is referred to as the South Deposit. The South Deposit comprises two, elongated lenses of magnetite referred to as the eastern and western zones that strike roughly north to south and extend along strike for up to 400 m.

The magnetite ore bodies developed at Savage River are enclosed within a highly sheared and strike-faulted belt of mafic and ultramafic schist and mylonite. The belt is approximately 500 m in width and strikes north-northeast to south-southwest.

The magnetite ore, which is almost entirely enclosed within ultramafic rocks, specifically serpentinite and talc-carbonate schist, ranges in thickness from 40 to 150 m in width in what is known as the main ore zone. The main ore zone has a known strike length of 4 km and can occur as two or more thinner lenses. Down dip continuity is indicated to depths of up to 600 m.

Mineralization

The Savage River deposits are all relatively similar, comprising sub-vertical north-south striking magnetite lodes within a schist-serpentinite sequence. The mineral occurrence is subdivided into several deposits, based largely on structural breaks in the ore sequence which are reflected in the pit designs. The ore may be massive, layered or disseminated and range from being fine-grained to coarsely crystalline.

The magnetite ores comprise three volumetrically important groups: pyritic ores, serpentinitic ores and talc-carbonate ores. Pyrite and serpentinite are ubiquitous. Talc, tremolite, actinolite, chlorite, epidote and apatite occur in varying amounts.

Massive magnetite is generally defined as having a DTR of greater than 40%. The DTR approximately indicates the percentage of recoverable magnetite in the rock. A lower cut-off of 15% DTR is used to define ore. Below this cut-off the rocks are considered waste.

Exploration, Drilling, Sampling and Analysis

ABM carried out limited infill drilling between 1998 and 2001. Infill diamond drilling was completed during 2001 in the Centre Pit and South Lens pit areas. Nine diamond drill holes for a total advance of 2,475 m were completed.

ABM conducted additional infill drilling in the Centre Pit south area in 2003. Eleven diamond drill holes were completed for a total advance of 2,369 m. This program was designed to improve the geological confidence and upgrade existing resources and reserves previously defined in the area.

Mineralized core samples were cut by diamond saw and half the core sent for analysis. ABM sampled principally in 2 m intervals and the core was crushed and split at the Savage River laboratory and analysed for DTR. These samples were then sent to Port Latta for further chemical analysis. Blast hole cuttings are analysed in situ in the pit using a magnetic susceptibility m, with some samples collected and assayed to maintain the correct calibration of the m.

The susceptibility m values provide a general crosscheck on the DTR results. Scatter plots of the two sets of values show a good correlation. Routine cross checks of DTR values between laboratories have been undertaken and, historically, product grades and production reconciliation figures have given confirmation that the sampling and DTR values are generally satisfactory.

Data quality is reasonable. The primary data comprises DTR factors based on diamond drill samples. The DTR values are a measure of the percentage of recoverable magnetite that can be achieved in the magnetite concentration plant. A 95% ‘efficiency factor’ is applied by the mill to the mine DTR estimates. The database includes holes drilled by Savage River Mines Limited and more recent holes drilled by ABM. DTR values are from different source laboratories. Limited cross-checking has been undertaken but available evidence suggests the data is comparable and satisfactory.

Prior operators carried out a number of density determinations in 1977 and a regression curve was defined based on the DTR value. ABM determined density values on all new diamond drill core to more accurately define the density/DTR relationships in the different areas of the deposit. Waste density is taken as 2.81 tonnes per cubic m. Ore density ranges from approximately 3 tonnes per cubic m (20% DTR) to 4 tonnes per cubic m (70% DTR) and averages approximately 3.5 tonnes per cubic m (50% DTR).

Mineral Resources and Reserves

Estimates of reserves and resources at the Savage River iron ore mine are as of December 31, 2003. Resources and reserves are categorized in accordance with the JORC Code. The principles and procedures of the JORC Code and the CIM Standards are closely aligned and mineralization categorized as measured, indicated and inferred resources and as proved and probable reserves under the JORC Code would be reported under identical categories pursuant to CIM Standards. Estimated measured and indicated mineral resources include those mineral resources modified to produce the estimated ore reserves. Resources which are not reserves do not have demonstrated economic viability.

Ore Reserves
December 31, 2003

Deposit	Proved		Probable		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(millions)	(DTR %)	(millions)	(DTR %)	(millions)	(DTR %)
Savage River (1)	24.0	50.6	4.0	47.1	28.0	50.1

(1)	Includes North Pit, Centre Pit and the South Deposit

Mineral Resources
December 31, 2003

Deposit	Measured		Indicated		Total (1)		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(millions)	(DTR %)	(millions)	(DTR %)	(millions)	(DTR %)	(millions)	(DTR %)
Savage River (2)	112.3	52.4	89.1	49.4	201.5	51.1	51.1	44.3

(1)	Represents aggregate measured and indicated resources excluding inferred resources.

(2)	Includes North Pit, Centre Pit and the South Deposit.

Historically, Savage River Mines Limited estimated the resource using a sectional estimation method. The initial ABM resource estimate was derived by block modelling using an inverse distance cubed grade interpolation algorithm. More recently, the results from geostatistical analysis have been applied to the inverse distance interpolation. The blocks of the main ore zone fall within a “wire-frame” which has been geologically constrained. Mineralised blocks have been categorised as measured, indicated and inferred resources or proved and probable reserves based primarily on the distance from the nearest drill hole.

The reserve represents that part of the resource which is planned to be mined taking into account economic factors. The reserve at Savage River has been estimated by the conventional process of pit optimization followed by the development of a practical pit design. The optimization stage incorporates prevailing economic factors, such as mining cost and its variation with depth, the grade, processing costs and selling price. The overall slope of the pit walls based on operational geotechnical experience are also entered into the optimizer which generates a series of pit envelopes used as the basis of the pit designs.

Selected pit envelopes are next turned into practical designs that incorporate haulage ramps, ramp grades, mining widths, berm widths, batter angles and other practical operational and scheduling considerations. Measured and indicated resources which fall within the final designed pit envelope are categorized as proved and probable reserves and represent that part of the resource planned to be mined. The reserves incorporate expected mining recovery and dilution.

Factors, equivalent to approximately 11% dilution and 95% mining recovery, have been applied to the resource tonnes and DTR. In areas of broad continuous mineralization, losses and dilution may be minimal but will be more significant where zones are thinner or cross-cutting intrusives are common. The factors applied by ABM are consistent with historical data from the Savage River deposit.

Mining Operations

Mining activities in the open pit involve the use of conventional off-highway rear-dump trucks of 100 to 150 tonnes capacity and hydraulic excavators, with contract drilling and blasting being used to prepare the ground ahead of mining.

Ore processing operations at Savage River comprise primary crushing and stockpiling of crushed ore, followed by autogenous milling, rougher magnetic concentration of magnetite, regrinding of the rougher magnetic concentrate, hydroseparation to remove fine gangue minerals and finisher magnetic separation to produce a final magnetite concentrate which is stored in agitated tanks prior to being pumped to the pellet plant at Port Latta. The pipeline pump station is located at the concentrator. Tailings are thickened prior to pumping to the tailings dam.

ABM’s production is controlled by the concentrator capacity. The concentrate slurry pipeline is approximately 83 km in length and has an internal diametre of 229 millimetres. Buried sections of the pipe are wrapped and cathodically protected against corrosion. A corrosion inhibitor, pH control and an oxygen scavenger are used to control internal corrosion. Regular surveys in recent years have shown that the rate of wear and corrosion in the line has been reduced to negligible levels.

The Port Latta pellet plant receives the concentrate slurry from the pipeline, thickens and filters it prior to agglomeration into green balls and induration of the balls into fired pellets. The pellets are screened to remove fine chips and coarse pellet clusters and then stored in a yard pending shipment by sea.

In the last two years, ABM has revised its mine plan and made adjustments to its processing facilities to account for a slope failure at Extension 3 of the North Pit that occurred in 2002 and nickel impurities from the South Deposit. Both the slope failure and the nickel impurity problems have been addressed.

South Deposit was the main ore source for most of 2003. As the pit deepened ore reconciliation and grades improved with depth and concentrate losses which had been occurring in 2002 and early 2003 were made up by the end of the year. South Deposit will be exhausted by 2004. By that stage ore supply will be coming from both North Pit Extension 3 and Center Pit south.

Infill drilling and detailed mapping in Center Pit south has enabled ABM to increase overall mine life by a further 12 months as a result of the re-optimization of the new orebody model and improvements to the mine design. Ore supply from open pit mining is now scheduled to continue until May 2009.

A study into the feasibility of extracting ore from resources beneath North pit using underground mining methods has commenced. The study will examine the technical feasibility and the economics of using a blockcave mining method to extend mine life after the exhaustion of open pit reserves.

Marketing Arrangements

On July 1, 2002, Goldamere entered into a five-year supply contract with BHP Steel (AIS) Pty. Ltd. to supply between one million and one and a quarter million dry metric tonnes of iron ore pellets per year. Goldamere also has a three-year supply contract signed with the South Korean arm of Posco Australia Pty. Ltd. to supply between 300,000 to 650,000 dry metric tonnes of iron ore pellets per year that commenced into in the Spring of 2003.

Goldamere has increased its focus on the Chinese market. Goldamere signed a four-year contract in March 2003 with Baosteel Hong Kong Trading Co. Ltd. to supply between 145,000 and 435,000 dry metric tonnes of iron ore pellets per year. Goldamere signed a four-year contract in May 2003 with Chung Shan Investment and Development Co. Ltd., a wholly owned subsidiary of Shaoguan Iron and Steel Group of Maba, Guangdong, to supply between 72,500 and 290,000 dry metric tonnes of iron ore pellets per year.

All payments under sales agreements and supply contracts are made in U.S. dollars. Price adjustments are provided depending on the quality and content of the iron ore pellets.

Financing

In 2003, ABM management advised IVN that ABM needed to supplement anticipated cash flow from project operations with additional capital in order to cover budgeted operating costs. The funding shortfall arose because of the rapid appreciation of the Australian dollar against the US dollar. In 2003, IVN made available to ABM an Aus$11 million ($7.5 million) working capital credit facility to enable ABM to meet such shortfalls. ABM drew down the full amount of this credit facility in 2003. IVN advanced a further $2.2 million to ABM in 2004 to cover anticipated cash flow shortfalls for the year. The amount advanced for 2004 represents the estimated shortfall for the year assuming the exchange rate between the US and Australian dollar remains constant. If there is additional strengthening in the Australian dollar, the actual cash flow shortfall will likely be higher than this amount. IVN has not committed nor made any decision to commit further funds to finance additional cash shortfalls of the Savage River Project. ABM management is exploring alternatives for obtaining any future credit facilities it requires from external sources, but such efforts have not been successful to date.

Other Projects

Mongolia

In addition to the Oyu Tolgoi Project, the IVN Group operates a substantial mineral exploration program in Mongolia. The program is conducted by IMMI from a separate base camp located at Manlei in the Gobi desert. The base camp hosts facilities for exploration operations and personnel.

IMMI’s exploration properties are located throughout southeastern and southern Mongolia and in Saran Uul and Bayan Uul in central Mongolia. In total, IMMI holds 76 MELs totalling 6,730,384 hectares and has applied to OGMC for six more MELs totalling 307,625 hectares. Interests in additional MELs are held pursuant to agreements with QGX Ltd., and a further 40 MELs are held by IVN’s 51.1% owned subsidiary, ASG.

IMMI Exploration Licenses

IMMI’s Mongolian exploration program commenced in 2001. IMMI has completed reconnaissance level exploration consisting of satellite imaging and helicopter reconnaissance surveys on most of its MELs, and has been able to use the information gathered from this work to develop a data set that covers most of the property. Based upon this data set, IMMI has conducted more comprehensive reconnaissance level exploration at numerous sites with potentially prospective geology and topography, including rock chip and soil grab samples, mapping and ground magnetics. In each field season since 2001 IMMI has expanded these exploration efforts.

IMMI has identified several areas in which prospective mineralization was sufficient to commence advanced exploration, including trenching and diamond drilling. The most advanced property identified to date is a group of three MELs located approximately 120 km north of the Oyu Tolgoi Project in southern Mongolia called the Kharmagtai property. QGX Ltd. is entitled to a 10% interest in one of the Kharmagtai MELs and a 20% interest in the other two MELs. At Kharmagtai, IMMI has completed extensive IP, ground magnetics, excavator trenching and over 250 diamond drill holes. IMMI has completed a first stage drill program at seven different targets, six of which have been identified as copper and gold porphyry targets and one a sediment hosted gold target. IMMI has also completed a second stage of drilling on one of the prospects called Gold Hill, which contains porphyry copper and gold mineralization in two stockwork zones. The prospect is gold-rich, at a shallow depth and open on strike. At Gold Hill, IMMI has identified mineralization in one stockwork zone approximately 450 m long, 100 m wide and 300 m deep, and mineralization in the other stockwork zone approximately 250 m long, 150 m wide and 350 m deep. During the 2004 field season IMMI intends to conduct further exploration on several of the Kharmagtai prospects, including a third phase of drilling at Gold Hill and several thousand m of drilling and trenching work on at least three of the other copper and gold porphyry targets.

IMMI has also conducted advanced exploration on the Chandman Uul and Oyut Ulaan property in southern Mongolia and at Saran Uul in central Mongolia, including IP, ground magnetics and diamond drilling. Each of these prospects contains copper and gold mineralization and IMMI has identified these properties as having interesting geology or mineral indicia that warrants further exploration to either define the size and scope of zones of previously identified mineralization or to test anomalies revealed in IP and ground magnetic testing. Further exploration work is planned for all three of these properties during the 2004 field season. Chandman Uul also hosts iron mineral occurrences, and IMMI is currently conducting drilling to further define this mineralization. IMMI has conducted advanced exploration on other prospects, but results from that work did not reveal mineral potential that justified further allocation of resources at the present time.

IMMI has identified two additional areas in which rock chip samples, geological mapping and geophysics indicate the potential for prospective mineralized bodies. These properties have been prioritized for advanced exploration in the 2004 field season. One of the properties, the Narin Hudag and Mandak property, is located in southeastern Mongolia, while the other, the Bayan Uul and Unegti property, is located in central Mongolia. In both cases the testing has identified copper and gold mineralization at different prospects and in different geological settings. IMMI is currently conducting soil sampling, rock chip sampling and gradient array IP on these properties to define potential drill targets.

ASG Exploration Licenses

ASG owns 40 MELs, including 29 MELs which were transferred to ASG by IVN in connection with a July 2003 transaction between the parties. The largest block of MELs consists of 35 MELs located in the Gobi desert called the Western Gobi property. An additional five MELs form the Oyut Ovoo property. Most of the exploration on these properties has been conducted by IMMI, both as owner of the MELs prior to the July 2003 transaction with ASG and as exploration contractor of ASG subsequent to that date. Since December 1, 2003, ASG has assumed responsibility for its own exploration program.

The Oyut Ovoo prospect is located approximately 270 km southwest of Ulaanbaatar. The Oyut Ovoo prospect is centered on a series of prominent hills comprising copper-bearing magnetite skarns and hydrothermal breccia pipes hosted in Permian granitoid stocks. Copper and molybdenum mineralisation has been identified in these skarns. IMMI conducted detailed mapping and sampling of the Oyut Ovoo prospect on behalf of ASG in 2003, as well as ground magnetics and gradient array IP. In March 2004, ASG commenced a diamond drilling programme of the main skarn. A reconnaissance programme within the four MELs surrounding the main Oyut Ovoo prospect has also been completed.

The Western Gobi property is located 600 km southwest of Ulaanbaatar. The block is an east-west trending area of approximately 450 km by 90 km totalling 3,581,414 hectares (35,814.14 km2). Exploration work has included Landsat TM image interpretation, first-pass reconnaissance, follow-up sampling of select targets and two helicopter reconnaissance trips. IMMI has also conducted a ground magnetic survey on the Dune and Gandush prospects and trenching at the Dune Prospect.

The most prospective targets in the Western Gobi property are Dune and Yagaan. The Dune prospect hosts a 450 m by 20 m zone that includes discontinuous, gold-bearing, low sulphidation style crustiform to colloform banded quartz-carbonate veins. Individual veins are generally around 30 cm wide but are locally up to 150 cm wide. The Yagaan prospect is a high priority epithermal target 300 m by 250 m in area with up to 20% sheeted and stockworked gold-bearing veins. A further ten targets in the Western Gobi property have been rated medium- to medium-high priority, in which several prospects host alteration and mineralisation styles suggestive of potential epithermal systems and others evidence silica-clay alteration which host weakly gold-bearing quartz veins, areas of high sulphidation-style vuggy silica or shear related quartz vein stockworks and supergene copper minerals.

China

Jinshan Project Participation Arrangements

IVN is a party to a series of agreements with Jinshan, pursuant to which IVN and Jinshan participate in a number of mineral resource exploration projects in China. IVN and Jinshan participate equally in the 217 gold project in Inner Mongolia (the “217 Project”), the JBS platinum-nickel-palladium project in Yunnan Province (the “JBS Project”) and the Dandong gold project in Liaoning Province (the “Dandong Project”). Each of these projects is joint venture between a single purpose company owned equally by IVN and Jinshan (an “IVN/Jinshan Participant”) and an entity controlled by the Chinese government. Jinshan is entitled to act as the operator of each of the projects. If either IVN or Jinshan fails to fund its proportionate share of project expenditures, its interest in the relevant IVN/Jinshan Participant will be diluted. If Jinshan’s participating interest is diluted below 10% it will be converted into a 10% net profits interest. If IVN’s participating interest is diluted below 5% it will be forfeited to Jinshan. IVN and Jinshan have also agreed to observe a twenty-five kilometre joint venture area of interest around each project.

IVN and Jinshan derive their mutual interest in the 217 Project through a cooperative joint venture contract between an IVN/Jinshan Participant and Brigade 217, a Chinese government-owned entity. Under the terms of the contract, the IVN/Jinshan Participant contributed $250,000 to earn a 55% interest in the 217 Project and has the right to increase its interest to 96.5% by paying an additional $2,750,000 to Brigade 217. Such additional payments include $750,000 in staged payments over a three year period. In addition, the IVN/Jinshan Participant must pay $1 million to Brigade 217 within 30 days of the decision to commence construction of a commercial mining operation within the permit area and an additional $1 million within 30 days of the commencement of commercial mining within the permit area.

IVN and Jinshan derive their mutual interest in the JBS Project through a cooperative joint venture agreement between an IVN/Jinshan Participant and Yunnan Geology & Mineral Resources Exploration Corp. (Group), a Chinese government-owned entity. Under the terms of the contract, the IVN/Jinshan Participant has the right to earn a 70% interest in the JBS Project by making cash capital contributions totalling $14,000,000 over five years.

IVN and Jinshan derive their mutual interest in the Dandong Project through a cooperative agreement between an IVN/Jinshan Participant and Liaoning Non-Ferrous Geological Institute, a Chinese government-owned entity. Under the terms of the contract, the IVN/Jinshan Participant has the right to earn an interest of up to 80% in the Dandong Project by making cash capital contributions totalling $20,000,000 over five years.

Information of a scientific or technical nature concerning the 217 Project, the JBS Project and the Dandong Project is disclosed by Jinshan in its publicly filed continuous disclosure documents, which can be accessed at http://www.sedar.com/. Such information is not incorporated by reference in this Annual Information Form and IVN makes no representation as to its accuracy, and accepts no responsibility therefor.

IVN and Jinshan are also parties to a new project participation agreement which requires Jinshan to offer to Ivanhoe the right to participate in each new project in China (other than projects in Anhui Province or Liaoning Province) in which Jinshan acquires an interest until May 2012. In respect of each such new project, IVN has the right to acquire 50% of Jinshan’s interest in the project. IVN can subsequently elect to increase its participating interest to 75% by funding the costs of a feasibility study and to 80% by arranging the financing necessary to take the project to commercial production. To date, IVN has elected to participate in the Huize-Xuanwei copper project in southern Yunnan Province, the Zhaotong copper project in northern Yunnan Province, the Guizhou copper project in Guizhou Province, the JBS Regional platinum and palladium project in Yunnan Province and the Xiaohuangshan gold and copper project Inner Mongolia. Except for its interests in the 217 Project and the Xiaohuangshan gold and copper exploration project, Jinshan has agreed that it will not acquire any interest in any mineral property in the Inner Mongolia region and will immediately refer to IVN any opportunities that become available to Jinshan to acquire any mineral property interests in Inner Mongolia. IVN will make available to Jinshan any new mineral project opportunities in Inner Mongolia that IVN elects not to pursue. Except for its interests in the Dandong Project, IVN has agreed that it will not acquire any interest in any mineral property in Liaoning Province or Anhui Province and will immediately refer to Jinshan any opportunities that become available to IVN to acquire any mineral property interests in Liaoning Province or Anhui Province. Jinshan will make available to IVN any new mineral project opportunities in Liaoning Province or Anhui Province that Jinshan elects not to pursue.

Inner Mongolia Projects

IVN has been actively seeking opportunities to explore and develop properties that are geologically similar and geographically proximate to the Oyu Tolgoi Project and has identified a number of opportunities in the Inner Mongolia Autonomous Region of China.

In August 2003, the IVN Group entered into a joint venture agreement with China Geology and Mining Inner Mongolia Company, a wholly owned subsidiary of Inner Mongolia Bureau of Geology and Minerals Exploration and Development, to establish a joint venture company (“Inner Mongolia JVCo”) to explore and develop three properties covered by a number of exploration licenses encompassing 755 km2. Under the terms of the agreement the IVN Group can earn up to an 80% interest in Inner Mongolia JVCo by providing funding to a certain stage. Inner Mongolia JVCo received a business license in April 2004, which provides for the legal establishment of the joint venture and the right to engage in mineral exploration, development and mining over the properties covered by the joint venture.

The IVN Group has performed reconnaissance exploration on each of the three properties held by Inner Mongolia JVCo, including rock-chip samples, geological mapping, trench sampling and resistivity surveys. In each case, the IVN Group has identified gold and copper mineralization from one or more prospects. The IVN Group plans to conduct a 4,000 m drill program on two of the prospects and a 2,000 drill program on the other prospect in 2004.

In April 2003, the IVN Group entered into a joint venture contract with the Inner Mongolia Huayu Geology and Minerals Exploration Co. (“Huayu”), an affiliate of China Non-Ferrous Metals Co. The parties agreed, subject to Chinese government approval, to establish a joint venture (the “Huayu Joint Venture”) for the exploration and mining of copper, gold, silver and other metals and minerals on a number of exploration properties in Inner Mongolia that Huayu owns and has agreed to contribute to the Huayu Joint Venture. The joint venture contract provides that the IVN Group will earn an 80% interest in the Huayu Joint Venture by providing funding to a certain stage. The Huayu Joint Venture is in the process of obtaining a revised business license.

IVN has identified an epithermal gold and silver deposit on a Huayu Joint Venture property in northern Inner Mongolia. The prospect contains veins with a strike length of at least 1,000 m, in which rock-chip sample assays have returned gold and silver mineralization. In 2004, the Huayu Joint Venture plans to conduct detailed, mapping, trenching, soil surveys and a resistivity survey.

Huayu also holds a mining license over the Oblaga mine, a small-scale gold and copper mine. The Oblaga mine is located within one of the exploration properties to be contributed to the Huayu Joint Venture, and is owned and operated by a Chinese mining company pursuant to a lease agreement with Huayu. Huayu Joint Venture has agreed to acquire the mine and leasehold rights from the Chinese mining company for approximately Cdn$2,300,000 following completion of certain conditions, including Chinese government approval.

The geologic and tectonic settings of the Oblaga property are similar to the porphyry belt that hosts the Oyu Tolgoi Project. IVN’s analysis of exploration results by previous holders of the property indicates that the property contains characteristics of a gold and copper based porphyry environment, with classically zoned skarns, sheeted quartz veining and multiple phase porphyry intrusives. IVN intends to conduct a 4,000 m diamond drill program on the property in 2004.

In April 2003, the IVN Group entered into an agreement to purchase the Siwumuchang mining property, which is a small-scale mining property located within one of Inner Mongolia JVCo’s exploration targets. The IVN Group has agreed, subject to due diligence, Chinese government approvals and certain other conditions, to purchase the property for an acquisition cost of approximately Cdn$1,800,000.

Kazakhstan

The Corporation’s subsidiary Central Asian Mining Limited (“CAML”) holds a 70% interest in the Bakyrchik Mining Venture (“BMV”) a joint venture with the government of Kazakhstan in respect of the Bakyrchik gold project in north-eastern Kazakhstan.

The Bakyrchik property is located in the village of Auezov in north-eastern Kazakhstan, about 1,100 km north-east of Almaty, the country’s largest city and 100 about km from Ust Kamenogorsk which is considered the industrial center of East Kazakhstan. The property hosts the Bakyrchik gold mine, which originally commenced production in 1956 to provide gold bearing flux to copper smelters in Ust-Kamenogorsk and later to smelting facilities in Russia. The mine consists of a number of mine shafts and associated facilities, process plant, workshops, warehouses, administration buildings and accommodations. A total of five shafts were sunk on the Bakyrchik deposit, and the underground has been explored and developed for mining from a series of development drifts driven at 40 m vertical intervals.

BMV holds its rights in the Bakyrchik property through a Sub-soil Use Contract with the government of Kazakhstan and through a combined Mining and Exploration license. The Sub-soil Use Contract entitles BMV to extract ore, use the Bakyrchik mine facilities, export concentrate for sale and establishes a framework for the taxation and regulation of BMV’s operations in Kazakhstan. The mining portion of the combined Mining and Exploration license entitles BMV to mine for a term of 25 years, with extension rights. It covers the area surrounding the Bakyrchik gold mine and the resources identified from previous exploration. The exploration portion of the license surrounds the mining portion. The original term of the exploration portion expired in 2001. It was renewed at the time for 2 years and renewed a second time in 2003. Each renewal has resulted in a loss of 50% of land value, and property is now approximately 21 km in size. No further renewals of the exploration license are permitted, and the exploration portion of the license expires in April 2005.

The gold deposits at Bakyrchik consist of a series of mineralized lenses or lodes lying within a large shear zone, which is 11.5 km in length. Gold mineralization is hosted within sheared carbonaceous sediments of the fault zones, and is principally contained within sulfide mineralization occurring in association with quartz stockworks, which crosscuts and parallels the foliation of the sediments. Mineralogical studies indicate that the majority of the gold is encapsulated by arsenopyrite and to a lesser extent, pyrite. As the associated sediments contain up to 4% carbon, the deposit is said to be “double refractory” in nature, which makes processing very difficult.

Engineering studies commissioned by the IVN Group in 1996 and 1997 recommended development of a mining operation capable of producing between 500,000 and 1,000,000 tonnes of ore per annum at a capital cost ranging from $100 million to $222 million. However, a precipitous decline in the price of gold at the end of 1997 dramatically changed the economic assumptions upon which these engineering studies were based and the IVN Group’s development plans for the Bakyrchik gold project were indefinitely postponed. In January 1998, the IVN Group placed the Bakyrchik gold project on care and maintenance status. Since 2001, BMV has processed limited quantities of existing stockpiles of ore on an intermittent basis. Recoveries have generally been below expectations.

BMV continues to examine process development alternatives for the primary sulphide mineralization at Bakyrchik. During 2003, BMV began processing stockpiled sulphide ores using an experimental froth flotation plant. As a result of the stockpiled ores having been exposed to weathering and oxidation, recoveries by flotation were well below those that would have been expected from freshly mined material and gold that could be recovered by gravity methods was being lost in the tailings. During 2003, approximately 24,700 tons of sulphide ore were processed through the plant producing 1,626 tonnes of concentrate averaging approximately 31 g/t gold (49.7 kg or 1,600 ounces). BMV also continues to review whole ore roasting technologies, bacterial oxidation and other methods to cause the oxidation of Bakyrchik concentrates.

Since 2001, the government of Kazakhstan has indicated, on several occasions, its intention to dispose of its 30% interest in BMV. CAML has, in the past, objected to the manner in which the government has sought to dispose of its interest in BMV as a breach of BMV’s constating documents. To date, the government has not completed any such disposition although it may attempt to do so at any time, with or without notice to CAML. The ramifications of any such purported disposition on CAML’s interest in BMV cannot be predicted but could be adverse.

In conjunction with BMV’s efforts to establish the processing and other technological parameters necessary to establish sustained and economic mining operations at the Bakyrchik project, Ivanhoe is continuing to assess development financing, third party participation and outright divestiture alternatives for the project as part of its ongoing efforts to maximize the value of its non-core assets. See “ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS — Outlook”.

Australia

In September 2003, the IVN Group acquired a series of mining and exploration tenements in Australia from the receivers of Selwyn Mines Limited (“Selwyn”) for Aus$6 million. These tenements cover an area of more than 1,450 square km situated approximately 160 km southeast of Mount Isa in northwestern Queensland.

The Selwyn area, which is located within the Eastern Sequence, Cloncurry Complex, of the Mount Isa Inlier, has been subject to exploration and mining activity by a number of companies over the last 100 years. In 1978 a major gold exploration program began along the Selwyn ironstones, and mining of the gold rich near surface oxide deposits commenced along the Selwyn Line in 1989. Subsequently a transition was made to producing copper/gold concentrate from sulphide ore. Some twenty km to the north at Mount Elliott, underground production began in 1993. The operations were temporarily closed in 1999.

Selwyn purchased the mine in 1999, re-commencing operations during 2000. In 2002, Selwyn undertook an expansion program but production problems forced Selwyn into receivership at the end of 2002. The receivers placed the mine on care and maintenance during April 2003 pending a sale.

IVN’s geologists have recommended an exploration program aimed at testing for extensions of the known copper and gold mineralization in and around the Selwyn mine area and exploring new targets that are believed to have the potential to host near-surface oxide copper deposits. Management is continuing to assess alternatives for optimizing and expediting the exploration and, if warranted, development of these tenements as part of its ongoing efforts to maximize the value of its non-core assets. See “ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS — Outlook”.

Myanmar

Through an agreement with the government of Myanmar, the IVN Group holds an interest in the Block 10 exploration concession approximately 150 km southeast of Mandalay. Pursuant to the agreement, the IVN Group has the right to establish a joint venture with the government of Myanmar in which the IVN Group would hold a 65% interest. The agreement entitles the IVN Group to conduct exploration on the property until the end of August 2004.

The IVN Group has identified a belt of quartz gold veins in Block 10 in an area referred to as the Modi Taung-Nankwe district. The veins are most abundant at Modi Taung in the south of Block 10 where six mesothermal vein systems with coarse visible gold, book-and-ribbon texture and stylolaminations are being explored. The veins trend south-southeast, dip steeply, and occur within a 1 km by 3 km area about 30 km east of the Yangon-Mandalay highway.

The IVN Group has completed 8.5 km of drives and cross-cuts, and 923 m of underground drilling, with a total of 6,300 channel or panel sample assays. In mid-2003, emphasis shifted from the Shwesin vein system, where thick sandstones below the 1,150 m reference level in the southeast resulted in dispersed mineralization, to the parallel Htongyi Taung vein system, 800 m to the east. The veins at Htongyi Taung are thinner but more continuous, and predominantly in mudstone. The Htongyi Taung system hosts at least two and commonly three veins on each of the main 950 m, 975 m and 1,025 m reference levels. The IVN Group has completed adits which demonstrate a strike length of 600 m, while trenches, minor adits and diamond core drill intercepts to the southeast evidence an extension of at least 400 m. The vein system is open to the northwest and on-strike with the Adder vein 800 m away.

Vein widths at Htongyi Taung average 30 cm with grades averaging around 30 g/t gold over the significantly mineralized segments which constitute 30 to 50 percent of the length of any one vein. Centimetre gram values at Shwesin tend to be higher but with lower strike continuity. Currently, 11 faces are advancing, seven of these at Htongyi Taung.

Diamond core drilling of 35 inclined holes totalling 5,385 m was completed in May 2003 and drilling of a further 2,900 m began in March 2004. The second and most recent hole, 400 m beyond the southeast adit face at Htongyi Taung, encountered six encouraging vein intercepts with estimated true widths up to 35 cm. Assays for these holes are pending.

In March 2003, the IVN Group submitted a scoping study to the government of Myanmar for development of the Modi Taung veins as a joint venture with the government. The study proposes a 75 tonnes per day operation with production from the Htongyi Taung and Shwesin systems down to drill-indicated mineralization on the 850 m reference level. The study has been accepted in principle by the government. Additional data is being prepared for submission to the government during the second quarter of 2004.

Vietnam

IVN owns a 32.6% interest in a joint venture (the “Phuoc Son Joint Venture”) with Olympus Pacific Minerals Inc. (“Olympus”) and Zedex Limited (“Zedex”) to explore and develop two exploration licenses in the Phuoc Son area of Vietnam. The Phuoc Son Joint Venture was formed in 1997 in connection with IVN’s sale of its Vietnam assets to Olympus. Olympus is the operator.

In November 2002, IVN and Zedex reached an agreement with Olympus whereby each of IVN and Zedex would sell a 10.18% interest in the Phuoc Son Joint Venture to Olympus in exchange for Olympus common shares. In March 2004, the parties terminated the November agreement and entered into a new agreement whereby Olympus would purchase IVN’s entire 32.6% interest and Zedex’s entire 10.18% interest in the Phuoc Son Joint Venture by issuing 10,277,646 Olympus common shares to IVN and 3,205,467 Olympus common shares to Zedex at a deemed price of Cdn$0.67 per share. As part of the transaction, each of IVN and Zedex will be entitled to nominate two individuals for election to Olympus’ board of directors for as long as they hold at least 15% of Olympus’ issued and outstanding common shares or one individual for as long as they hold at least 10% of Olympus’ issued and outstanding common shares. The closing of the transaction is subject to regulatory approval and Olympus shareholder approval. Upon its completion, IVN will own approximately 19.9 % of Olympus’ issued and outstanding common shares.

Information of a scientific or technical nature concerning the Phuoc Son Joint Venture is disclosed by Olympus in its publicly filed continuous disclosure documents, which can be accessed at http://www.sedar.com/. Such information is not incorporated by reference in this Annual Information Form and IVN makes no representation as to its accuracy and accepts no responsibility therefor.

South Korea

In July 2003, IVN sold all of its South Korean properties to ASG. See “ITEM 4: NARRATIVE DESCRIPTION OF BUSINESS — Equity Investments”. Following the transaction, ASG continued to conduct exploration on the Gasado Island and Seongsan mineral licenses and leases and continued to mine and process gold and silver from the Eunsan test mine. By early 2004, ASG determined that further production and exploration of the South Korean properties was no longer viable, and ceased all further exploration and test mining operations. ASG continues to process stock-piled ore through the Eunsan milling facilities, but has ceased mining and begun preparations for remediation of the mining property. In April 2004, ASG agreed to sell its interest in the South Korean properties for $422,000. ASG is also entitled to retain the proceeds from the sale of all concentrate produced by the Eunsan test mine on or before March 31, 2004.

Equity Investments

IVN currently holds 16,197,112 common shares in the capital of Jinshan, representing approximately 35.2% of Jinshan’s currently outstanding common shares. Jinshan is listed on the TSX Venture Exchange.

IVN holds 8,845,867 common shares of Olympus, representing approximately 10.8% of the issued and outstanding common shares of Olympus. Olympus’ common shares are listed on the TSX Venture Exchange.

IVN owns 7,469,201 common shares of ASG. In July 2003, IVN acquired 6,130,246 common shares in the capital of ASG in consideration for the transfer to ASG of IVN’s interest in certain South Korean and Mongolian mineral exploration properties. IVN acquired an additional 1,338,955 ASG common shares by converting certain outstanding loans. IVN also holds 833,333 warrants to purchase common shares of ASG at a price of $1.32 per share exercisable until July 31, 2004. IVN owns approximately 51.1% of ASG’s issued and outstanding share capital. ASG completed an intial public offering in December 2003, and is listed on the TSX Venture Exchange.

In 2002, the IVN Group acquired 29,000,000 ordinary shares in the capital of Intec Limited, representing approximately 19.9% of its issued and outstanding share capital. Intec Limited is listed on the Australian Stock Exchange.

The following table outlines the equity investments held by the IVN Group and their quoted market value as at December 31, 2003:

Company	Number of Shares	Value
		(US$)
Asia Gold Corp.	7,469,201	17,338,000
Jinshan Gold Mines Inc.	16,197,112	39,712,000
Olympus Pacific Minerals Inc.	8,845,867	3,342,000
Intec Limited	54,141,586	4,479,000

Exploration Expenditures

Total exploration and related expenses, categorized by country, for the years 2003 and 2002 were as follows:

Country	2003	2002
	(US$ Million)	(US$ Million)
Mongolia	60.4	27.5
Indonesia/Thailand	—	1.8
South Korea	2.3	2.8
Myanmar	2.6	2.3
China	3.7	0.3
Other	0.5	—

TOTAL	69.5	34.7

Human Resources

At December 31, 2003 the IVN Group had 2,485 employees working at various locations. Total employees were allocated as follows:

	Total employees at	Total employees at
Site	December 2003	December 2002
Monywa (50% owned by IVN)	867	752
Savage River/Port Latta	281	263
Mongolia	454	283
South Korea	70	40
Myanmar Exploration	388	460
Bakyrchik (70% owned by IVN)	349	306
Exploration	41	27
Head office	35	21

Total	2,485	2,152

ITEM 5:	SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table shows selected consolidated financial information related to the Corporation for the periods indicated:

Selected Annual Information
(stated in thousands of U.S. dollars except per share information)

	Year ended December 31
	2003	2002	2001
Revenues	89,699	87,121	75,334
Loss from continuing operations	72,998	30,995	84,998
Loss from continuing operations per share	$0.30	$0.16	$0.66
Total assets	455,722	276,066	247,832
Long-term debt	11,966	10,622	46,533
Net loss	72,988	30,995	84,998
Net loss per share	$0.30	$0.16	$0.66

The increase in the loss from continuing operations between 2002 and 2003 is principally a result of accelerated drilling and engineering costs on the Oyu Tolgoi Project which caused a corresponding increase in exploration expenses. This factor was also the principal reason for the increase in net loss between 2002 and 2003. Most of the increase in total assets reflects an increase in cash and short-term securities arising from financing activities in the fourth quarter of 2003. The substantial decrease in long-term debt between 2001 and 2002 results primarily from a $33.7 million acquisition of bank debt by the IVN Group in August 2002.

Dividend Policy

The Corporation has not paid any dividends on its outstanding common shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the common shares of the Corporation is within the discretion of the Corporation’s Board of Directors and will depend upon their assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Corporation. At the present time, the Corporation’s anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance further development of its business. The Corporation is restricted in its ability to pay dividends on its common shares by limitations under the Business Corporations Act (Yukon) relating to the sufficiency of profits from which dividends may be paid.

ITEM 6:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management Discussion and Analysis (“MD&A”) which accompanies the Corporation’s comparative consolidated financial statements for the years ended December 31, 2003 and 2002. The MD&A is incorporated by reference into this Annual Information Form.

ITEM 7:	MARKET FOR SECURITIES

The common shares of the Corporation are traded in Canada on the TSX, in Australia on the Australian Stock Exchange, and in the United States on the Nasdaq Stock Market. The closing price of the Corporation’s common shares on the TSX on April 29, 2004 was Cdn$7.92.

The following sets forth the high and low market prices and the volume of the common shares traded on the TSX during the periods indicated:

(stated in Canadian dollars)

PERIOD	HIGH	LOW	VOLUME
Quarter ended March 31, 2002	$3.65	$2.03	26,090,076
Quarter ended June 30, 2002	$3.46	$3.13	23,628,388
Quarter ended September 30, 2002	$3.33	$2.96	23,447,927
Quarter ended December 31, 2002	$3.35	$3.02	14,802,072
Quarter ended March 31, 2003	$3.27	$3.29	42,547,512
Quarter ended June 30, 2003	$3.43	$2.85	38,810,093
Quarter ended September 30, 2003	$8.65	$4.16	73,713,928
Quarter ended December 31, 2003	$15.30	$9.15	139,802,020
Quarter ended March 31, 2004	$11.30	$5.35	69,204,134

ITEM 8:	DIRECTORS AND OFFICERS

The name, municipality of residence and position with the Corporation of each director and executive officer of the Corporation, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years

ROBERT M. FRIEDLAND Hong Kong	Chairman, Director and Chief Executive Officer (Director since March 1994)	Chairman of the Corporation (March 1994 to present); Chairman and President, Ivanhoe Capital Corporation.

R. EDWARD FLOOD Ketchum, Idaho	Deputy Chairman and Director (Director since March 1994)	Deputy Chairman of the Corporation (May 1999 to present); Senior Mining Analyst, Haywood Securities Inc. (May 1999 to November 2001); President of the Corporation (August 1995 to May, 1999).

GORDON L. TOLL Singapore	Deputy Chairman and Director (Director since March 1996)	Senior Vice-President, Ivanhoe Capital Corporation (December 1995 to present); Executive Vice-President and Chief Operating Officer of the Corporation (December 1995 to October 1998).

JOHN MACKEN Termonfeckin Co., Ireland	Director, President (Director since January 2004)	President, Ivanhoe Mines Ltd. (January 2004 to present); Senior Vice President of Freeport McMoran Copper & Gold (1996 to 2000).

'

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years

ROBERT HANSON London, England	Director (Director since February 2001)	Chairman, Hanson Capital (1998 to present); Chairman, Hanson Transport Group (1996 to 1998); Chairman, Hanson Pacific Limited (1994 to 1996).

KJELD THYGESEN London, England	Director (Director since February 2001)	Managing Director, Lion Resources Management.

JOHN WEATHERALL Toronto, Ontario	Director (Director since June 1996)	President of Scarthingmoor Asset Management Inc.

MARKUS FABER Hong Kong	Director (Director since February 2002)	Managing Director, Marc Faber Limited.

DAVID HUBERMAN Vancouver, BC	Director (Director since September 2003)	President, Coda Consulting Corp. (1999 to present).

PIERRE MASSE West Vancouver, BC	Chief Financial Officer	Chief Financial Officer of the Corporation (November 2001 to present); Controller of the Corporation (October 1998 to November 2001); Chief Financial Officer, Canarc Resources Ltd. (January 1997 to September 1998).

DOUGLAS KIRWIN Townsville, Australia	Executive Vice-President, Exploration	Executive Vice-President, Exploration of the Corporation (September 1995 to present).

EDWARD C. ROCHETTE Ulaanbaatar, Mongolia	Executive Vice-President, Legal & Administration	Executive Vice-President, Legal & Administration of the Corporation (September 1995 to present).

PAUL CHARE Perth, Australia	Executive Vice-President, Operations	Executive Vice-President of Operations of the Corporation (May 2002 to present); Managing Director, Mines of Sardinia (2001 to May 2002); General Manager, Monywa JVCo (August 1997 to 2001).

BEVERLY A. BARTLETT New Westminster, BC	Corporate Secretary	Corporate Secretary of the Corporation and Corporate Secretary, Asia Gold Corp. (August 2003 to present); Corporate Secretary, Jinshan Gold Mines Inc. (May 2003 to present); Corporate Secretary, Ivanhoe Energy Inc. (June 2001 to present); Assistant Secretary, Ivanhoe Energy Inc. (1999 — 2001); Assistant Secretary, Diamondworks Ltd. (January 1999 to December 1999), Corporate Secretary, Credit Union Central of Canada (August 1993 to March 1997).

Each director’s term of office expires at the next annual general meeting of the Corporation.

Shareholdings of Directors and Senior Officers

As at April 29, 2004, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 103,881,000 common shares of the Corporation representing approximately 38.2% of the outstanding common shares of the Corporation.

Committees of the Board

IVN has an audit committee, compensation and benefits committee and a nominating and corporate governance committee. The audit committee consists of Messrs. Faber, Weatherall and Thygesen, the compensation and benefits committee consists of Messrs. Thygesen, Hanson and Huberman and the nominating and corporate governance committee consists of Messrs. Weatherall, Hanson, Huberman and Thygesen. All of the above-noted directors are outside, unrelated directors within the meaning of the TSX’s corporate governance guidelines.

ITEM 9:	ADDITIONAL INFORMATION

The Corporation will provide, upon request to its Secretary, at 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1:

(a)	when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of this Annual Information Form;

(ii)	one copy of its comparative consolidated financial statements for the year ended December 31, 2003 and auditors’ report thereon and the accompanying MD&A;

(iii)	one copy of its most recent interim consolidated financial statements issued subsequent to December 31, 2003;

(iv)	one copy of its management information circular dated April 16, 2004 in respect of its 2004 annual meeting of shareholders to be held on June 10, 2004; and

(v)	one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus;

(b)	at any other time, one copy of the documents referred to in (a)i, ii, iii and iv above provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Corporation.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase the Corporation’s Common Shares and interests of insiders in material transactions is contained in the management information circular for the annual general meeting of the Corporation to be held on June 10, 2004. Additional financial information is contained in the Corporation’s comparative financial statements for year ended December 31, 2003. Copies of the information circular and financial statements may be obtained upon request from the Corporation at 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1.